UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom First half of 2007 1

H1
07

Interim Group Report

January 1 to June 30, 2007

Deutsche
Telekom

Deutsche Telekom First half of 2007  2

Deutsche Telekom First half of 2007  3

Deutsche Telekom at a glance.

At a glance

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,575	15,130	2.9	31,028	29,972	3.5	61,347
Domestic	7,624	8,139	(6.3)	15,417	16,347	(5.7)	32,460
International	7,951	6,991	13.7	15,611	13,625	14.6	28,887
EBIT (Profit from operations)	2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287
Special factors affecting EBIT[a]	(89)	(68)	(30.9)	(228)	(160)	(42.5)	(3,156)
Adjusted EBIT[a]	2,132	2,153	(1.0)	4,066	4,563	(10.9)	8,443
Adjusted EBIT margin[a] (%)	13.7	14.2		13.1	15.2		13.8
Profit (loss) from financial activities[b]	(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Profit before income taxes[b]	1,261	1,333	(5.4)	2,307	3,101	(25.6)	2,604
Depreciation, amortization and impairment losses	(2,770)	(2,664)	(4.0)	(5,518)	(5,234)	(5.4)	(11,034)
EBITDA[c]	4,813	4,749	1.3	9,356	9,637	(2.9)	16,321
Special factors affecting EBITDA[a,c]	(89)	(68)	(30.9)	(228)	(150)	(52.0)	(3,113)
Adjusted EBITDA[a,c]	4,902	4,817	1.8	9,584	9,787	(2.1)	19,434
Adjusted EBITDA margin[a,c] (%)	31.5	31.8		30.9	32.7		31.7
Net profit[b]	608	1,018	(40.3)	1,067	2,108	(49.4)	3,165
Special factors[a]	34	(44)	n.a.	(70)	72	n.a.	(685)
Adjusted net profit[a,b]	574	1,062	(46.0)	1,137	2,036	(44.2)	3,850
Earnings per share/ADS[b,d], basic/diluted (€)	0.14	0.24	(41.7)	0.25	0.49	(49.0)	0.74
Cash capex[e]	(1,584)	(1,925)	17.7	(3,607)	(3,969)	9.1	(11,806)
Net cash from operating activities[f]	3,150	2,898	8.7	5,215	5,695	(8.4)	14,222
Free cash flow (before dividend payments)[g]	1,751	1,118	56.6	2,271	2,162	5.0	2,983
Equity ratio[b,h] (%)	—	—		37.9	36.9		35.8
Net debt[i]	—	—		40,357	38,819	4.0	39,555

	June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006	Change June 30, 2007/ June 30, 2006%
Number of employees at balance sheet date
Deutsche Telekom Group	242,703	247,125	(1.8)	248,800	(2.5)	249,991	(2.9)
Non-civil servants	204,108	207,163	(1.5)	208,420	(2.1)	207,073	(1.4)
Civil servants	38,595	39,962	(3.4)	40,380	(4.4)	42,918	(10.1)
Number of fixed-network and mobile customers
Narrowband lines[j] (millions)	37.7	38.3	(1.6)	39.0	(3.3)	40.1	(6.0)
Broadband lines[k] (millions)	13.0	12.4	4.8	11.5	13.0	9.8	32.7
Mobile customers[l] (millions)	111.8	109.2	2.4	106.4	5.1	101.1	10.6

a	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
b	Prior-year figures have been adjusted due to adoption of IAS 19.93A.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
d	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
e	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
f	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First half of 2007  4

g	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 78.
h	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
i	For detailed information, please refer to “Reconciliation of pro forma figures,” page 79.
j	Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
k	Broadband lines in operation, including Germany, Eastern and Western Europe.
l	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area.

Deutsche Telekom First half of 2007  5

The business areas of the Deutsche Telekom Group.

Mobile Communications.

The Mobile Communications strategic business area combines all activities of T-Mobile International. All of T-Mobile’s national companies offer consumers and business customers a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has underpinned its position as one of the mobile industry’s leading service providers with customer growth of 10.7 million customers compared with the prior-year quarter. This growth is based not only on the further modernization of the T-Mobile network, but also on products and services that give users the convenience they want together with a simplified rate structure.

	Q2 2007[a] millions of €	Q2 2006[a] millions of €
Total revenue	8,650	7,856
T-Mobile Deutschland	2,009	2,060
T-Mobile USA	3,545	3,340
T-Mobile UK	1,178	1,122
Adjusted EBITDA	2,750	2,363
T-Mobile Deutschland	741	810
T-Mobile USA	1,029	952
T-Mobile UK	276	170
Adjusted EBITDA margin (%)	31.8	30.1
Number of employees (average)	61,402	52,603
Mobile customers (millions)	111.8	101.1

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 25 et seq.

Broadband/Fixed Network.

In its Broadband/Fixed Network strategic business area, Deutsche Telekom offers consumers and small business customers state-of-the-art network infrastructure for tradition-nal fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international carriers, resellers, and the other strategic business areas of the Deutsche Telekom Group. With 13 million DSL lines at the end of the second quarter of 2007, the strategic business area has consolidated its leading position in the broadband market. Overall, the number of broadband customers rose by 3.1 million compared with the prior-year quarter. Due to competition, the number of narrowband lines dropped to 37.7 million.

	Q2 2007[a] millions of €	Q2 2006[a] millions of €
Total revenue	5,655	6,106
Domestic	4,948	5,445
International	722	661
Adjusted EBITDA	1,905	2,240
Adjusted EBITDA margin (%)	33.7	36.7
Number of employees (average)	99,185	108,196
Broadband lines (millions)	13.0	9.8
Narrowband lines (millions)	37.7	40.1

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 28 et seq.

Deutsche Telekom First half of 2007  6

Business Customers.

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units T-Systems Enterprise Services and T-Systems Business Services, the strategic business area supports around 130 multinational corporations, as well as large public authorities and around 160,000 small, medium-sized, and large enterprises as business customers of the Deutsche Telekom Group. T-Systems recorded a further decrease in revenue in the second quarter of 2007 due to continuously growing price pressure.

	Q2 2007[a] millions of €	Q2 2006[a] millions of €
Total revenue	2,962	3,208
Enterprise Services	1,992	2,119
Business Services	970	1,089
Adjusted EBITDA	280	340
Adjusted EBITDA margin (%)	9.5	10.6
Number of employees (average)	56,218	57,802
New orders[b]	2,658	3,948

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 34 et seq.
b	Includes contracts with both internal and external customers.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The main elements of the Shared Services unit are Real Estate Services, DeTeFleetServices GmbH and Vivento. Since the beginning of 2007, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Vivento further expanded its business activities in the second quarter of 2007 and thus made a significant contribution to the 8.1 percent year-on-year increase in revenue.

	Q2 2007[a] millions of €	Q2 2006[a] millions of €
Total revenue	988	914
Adjusted EBITDA	(21)	(94)
Adjusted EBITDA margin (%)	(2.1)	(10.3)
Number of employees (average)	27,241	30,793
of which: Vivento[b] (at balance sheet date)	11,100	14,800

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 37 et seq.
b	Figures rounded.

Deutsche Telekom First half of 2007  7

Contents.

Deutsche Telekom First half of 2007  8

Deutsche Telekom First half of 2007  9

Developments in the Group.

•	Net revenue increased by 3.5 percent from EUR 30.0 billion in the first half of 2006 to EUR 31.0 billion.

•

Heavy price pressure and strong competition caused domestic revenue to decrease 5.7 percent year-on-year from EUR 16.3 billion to EUR 15.4 billion. By contrast, international revenue rose 14.6 percent from EUR 13.6 billion to EUR 15.6 billion.

•

Adjusted for special factors, Group EBITDA[1] in the first six months of 2007 declined year-on-year by 2.1 percent from EUR 9.8 billion to EUR 9.6 billion. Group EBITDA decreased by 2.9 percent from EUR 9.6 billion to EUR 9.4 billion.

•

Adjusted EBITDA of subsidiaries based in Germany decreased by 15.9 percent from EUR 6.2 billion to EUR 5.2 billion. Adjusted EBITDA of subsidiaries based outside Germany increased 21.8 percent from EUR 3.6 billion to EUR 4.4 billion.

•

Net profit adjusted for special factors[1] was EUR 1.1 billion, compared with EUR 2.0 billion in the first half of 2006. Net profit for the period was EUR 1.1 billion, compared with EUR 2.1 billion in the first six months of 2006.

•	Free cash flow[2] before payment of dividends was EUR 2.3 billion, compared to EUR 2.2 billion in the first half of 2006.

•	Net debt[3] rose by EUR 0.8 billion compared with the end of 2006 from EUR 39.6 billion to EUR 40.4 billion.

Continuation of the trends in the strategic business areas in the first half of 2007:

•	The number of mobile customers rose by 5.4 million compared with the end of 2006 to a total of 111.8 million.

•

The number of narrowband lines operated by the Broadband/Fixed Network strategic business area declined by 1.3 million to 37.7 million at June 30, 2007. The number of broadband lines rose by 1.5 million compared with the end of 2006 to a total of 13.0 million.

•	The order volume in the Business Customers strategic business area totaled EUR 6.8 billion in the first half of 2007.

Deutsche Telekom First half of 2007  10

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
2	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted. For calculation and more detailed explanation of the changed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 78.
3	For detailed information, please refer to “Reconciliation of pro forma figures,” page 79.

Deutsche Telekom First half of 2007  11

T-Share price performance.

Performance of the T-Share Jan. 2 – June 30, 2007

	June 30, 2007	June 30, 2006	Dec. 31, 2006
Xetra closing prices (€)
Exchange price at the balance sheet date	13.69	12.58	13.84
High (during the preceding quarter)	14.35	14.49	13.95
Low (during the preceding quarter)	12.49	12.25	12.44

Weighting of the T-Share in major stock indexes
DAX 30 (%)	4.7	6.1	5.6
Dow Jones Europe STOXX Telecommunications© (%)	9.3	9.8	9.9
Market capitalization (billions of €)	59.7	52.3	60.4
Shares issued (millions)	4,361.19	4,423.82	4,361.12

Capital markets environment.

The leading international stock exchanges ended the first half of 2007 with a strong gain. Higher corporate profits due to a stable global economy and an unparalleled number of takeovers and mergers sent the markets to record highs. Corrections on the Asian markets and negative indicators from the U.S. real estate market did not have a substantial impact on this positive trend in the first half of 2007. A high level of liquidity remained the major force driving the global rally.

The DAX outperformed most of the other indexes, with a gain of 20 percent. Year-on-year, the first half of 2007 was the best since the turn of the millennium. Although it did not set any records, the DAX did reach 8,132 points on June 20, 2007, just four points below its all-time high in 2000.

Development of international indexes.

Among the major international indexes, the DAX was clearly the strongest, climbing 20 percent so far this year. The Dow Jones gained 7.7 percent and the Nasdaq technology index rose 7.8 percent in the same period. In London, the FTSE 100 moved up 6.2 percent and Japan’s Nikkei closed with an increase of 5.3 percent.

Deutsche Telekom First half of 2007  12

T-Share performance.

The mood in the telecommunications industry improved markedly in the second quarter of 2007. Generally positive first-quarter results from telecoms were welcomed with a sense of relief. In a sometimes very volatile market environment, the sector benefited from its defensive qualities and comparatively high dividend yields. The Dow Jones Europe STOXX Telecommunications© index picked up 8.9 percent in the second quarter of 2007. The gain for the first six months of the year was 6.3 percent. The DAX share price index, which takes into account dividend markdowns and the payment of any bonuses, improved by 12.7 percent in the second quarter of 2007. The Deutsche Telekom share increased 10.6 percent in the second quarter of 2007, offsetting its first-quarter decline. At the end of the half-year, the price was unchanged from the start of the year.

•

April: In April 2007, the Deutsche Telekom share price improved 8.1 percent in very light trading. From mid-month, Telekom Service and the imminent labor dispute became the focus of T-Share trading. Various market rumors temporarily hampered the T-Share’s performance.

•

May: The Deutsche Telekom share’s ex-dividend day was May 4, 2007, so the share traded at a discount of 5.4 percent off the previous day’s close. Due to the expected positive quarterly figures, the share nevertheless recovered nearly 1 percent to close the day at EUR 12.74. On May 10, 2007, Deutsche Telekom’s first-quarter figures were generally well received and the share opened trading at EUR 12.77, up 0.9 percent on the previous day’s closing price. The mood in the market was restrained, however, by the announcement of industrial action by the service industry trade union ver.di. For the month as a whole, the share price improved 3 percent.

•

June: In June 2007, two topics dominated trading of the T-Share. The first weeks of the month were shaped in part by speculation about the possible sale of T-Mobile USA. Although Deutsche Telekom’s management ruled out any such transaction, trading remained influenced by rumors. By contrast, the labor dispute on Telekom Service and the associated industrial action weighed on the share price. The T-Share closed June 2007 at EUR 13.69, with a loss of 0.7 percent.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes Jan. 2 – June 30, 2007

Deutsche Telekom First half of 2007  13

Performance of the T-Share vs. European competitors Jan. 2 – June 30, 2007

Deutsche Telekom First half of 2007  14

Corporate governance.

In the most recent Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act released on December 11, 2006, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to companies listed on the NYSE is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2006 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary of the differences between the German rules and those of the NYSE can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom First half of 2007  15

Interim Group management report.

Highlights.

Events in the second quarter of 2007.

Group

Collective bargaining on Telekom Service concluded.

•

Deutsche Telekom has clear objectives in bundling its German service units across the Group in the three service companies Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH: to secure the jobs of around 50,000 employees in the long term by offering first-class service at competitive costs. In the first quarter of 2007, Deutsche Telekom AG started collective negotiations with the unions on the details of the terms of employment. Following intensive negotiations, which also saw large-scale industrial action, the delegations reached a compromise in June 2007. The legal separation of the Telekom Service units by July 1, 2007 was implemented as planned.

The key points of the collective agreement are the extension of the working week from 34 to 38 hours without a salary increase, more flexible working hours, and the socially responsible adjustment of salaries including increased performance-related elements. The salaries of Telekom Service employees are being cut by 6.5 percent to a more competitive level, cushioned step-by-step in a socially responsible manner over a period of 42 months. Conditions for taking on junior staff from Deutsche Telekom’s own apprenticeship programs in particular were agreed as part of an “employment bridge,” making it possible to hire over 4,000 new employees. Starting salaries will be between EUR 20,400 and EUR 23,500 per annum. In return, Deutsche Telekom AG will not sell its majority holdings in the service companies before the end of 2010. Compulsory redundancies in the service companies are also ruled out until the end of 2012.

Also negotiated for employees of Deutsche Telekom AG was an extension of the collective wage agreement that expired on July 31, 2007 until December 31, 2008, without a collectively agreed wage increase. In return, the agreement to avoid compulsory redundancies that expires on December 31, 2008 was extended by one year until December 31, 2009.

Staff restructuring continues.

•

The staff restructuring program in Germany is continuing and again many employees accepted the packages offered to assist the socially responsible adjustment of staff levels. Through voluntary staff reduction programs, natural attrition and deconsolidation around 20,400 employees have left the Group since the beginning of 2006, around 8,200 of them in the first six months of 2007. These include the 1,200 employees who moved to another company in 2007 when the Vivento Customer Services units were deconsolidated.

French anti-trust authorities approve sale of T-Online France to Neuf Cegetel.

•

Deutsche Telekom has sold its French Internet company T-Online France S.A.S. to Neuf Cegetel. T-Online France was previously shown in the Broadband/Fixed Network strategic business area. Neuf Cegetel has acquired the Deutsche Telekom subsidiary, which operates in France under the Club Internet brand. The transaction closed with the approval of the French anti-trust authorities, enabling the sale to be concluded in the first half of 2007. The sale forms part of the “Focus, fix and grow” strategy launched on March 1, 2007.

Deutsche Telekom First half of 2007  16

Long-term rating.

•

On May 17, 2007, the rating agency Fitch changed its outlook for Deutsche Telekom’s long-term A- rating from stable to negative. Growing competition in Germany was given as the reason. The long-term ratings with Standard & Poor’s and Moody’s remained unchanged in the reporting period at A- (outlook: negative) and A3 (outlook: stable), respectively.

Mobile Communications

Next HSDPA phase kicked off in Germany.

•

June 19, 2007 marked the kick-off on Berlin’s Kurfürstendamm of the expansion of the existing HSDPA network. T-Mobile currently offers HSDPA throughout its entire UMTS network with bandwidths of up to 3.6 Mbit/s. However, since the kick-off date in June 2007, the HSDPA network has been systematically upgraded to double the bandwidth to 7.2 Mbit/s. HSDPA 7.2 is already available at a number of major public transport hubs across Germany, including airports, Deutsche Bahn lounges, and trade fair sites.

T-Mobile USA launches T-Mobile HotSpot@home.

•

T-Mobile USA is the first wireless carrier in the United States to launch a combined WLAN/ mobile communications service. Customers in the United States can now place mobile calls via wireless LAN as well as the standard GSM/ GPRS/EDGE network. Cell phones connect to the WLAN via a HotSpot either at home or at one of T-Mobile’s approximately 8,500 HotSpots across the United States. Calls are transferred seamlessly between T-Mobile USA’s network and the respective WLAN. In the United States in particular, an increasing number of consumers are doing without a fixed-network line and are using their mobile phones as their only phone. In the past the only obstacles had been insufficient network coverage in the United States, especially in consumers’ homes, and the cost of additional minute buckets. T-Mobile HotSpot@home now offers excellent network quality with WLAN at home, plus unlimited calling.

Broadband/ Fixed Network

T-Home brand launched.

•

The new T-Home brand was launched on May 18, 2007, superseding the T-Com brand. With the new umbrella brand, all consumer packages for the home will henceforth be offered under a single brand name. In addition, the triple-play packages – comprising voice communication, Internet access, and IPTV – will be marketed under the Entertain brand name.

Business Customers

T-Systems to build and operate high-performance data network for Airbus in Asia.

•

T-Systems and Airbus continue to expand their international cooperation in Asia. The aircraft manufacturer will start building its first A320 final assembly line in China in 2008. As a strategic ICT partner, T-Systems has been commissioned to set up a reliable network infrastructure for the increasing data traffic in Asia and operate it initially for three years. The existing communication networks at over 20 locations in China, Japan, and Singapore do not have the scale to accommodate the growing international data traffic in the Asia region. T-Systems therefore plans to consolidate Airbus’ internal data traffic, communication with suppliers, and network access for maintenance work at the airports on a single high-performance platform. T-Systems will also link the aircraft manufacturer’s main Asian hub in Beijing to Airbus headquarters in Toulouse via a 155 Mbit/s connection.

Bosch relies on T-Systems in Asia.

•

Bosch’s national company in Singapore has commissioned T-Systems to connect over 200 sites in the Asia-Pacific region via a high-performance network. In addition, T-Systems will provide ICT services on site from its local data centers. The aim is to provide all of its locations in the Asia-Pacific region with IT services from Singapore. T-Systems will set up a new network architecture with standardized network services and systems for more than 200 sites. This also includes a high-capacity connection between the data centers in America and Europe.

Deutsche Telekom First half of 2007  17

Deutsche Telekom First half of 2007  18

Overall economic situation/ industry situation.

Global economic development

The global economy continued to show strong growth in the first half of 2007. A further expansion of the economic upswing in emerging and developing economies more than offset the slowdown in general economic output growth in the industrialized countries. In June 2007, the Kiel Institute for the World Economy raised its forecast for global economic growth for 2007 from 4.7 to 4.8 percent. The monetary policies of the major industrialized and emerging economies’ central banks had only a moderately slowing effect on the economy. The surge in industrial output worldwide in the first half of 2007 resulted in a sharp rise in raw materials prices but consumer price inflation remained moderate.

Within the European Union, output growth remained strong and stable in the first half of 2007, with real gross domestic product (GDP) climbing by an annualized 2.4 percent. The expansion was largely driven by rising demand for capital goods, while private consumption declined only slightly. The unemployment rate within the euro zone dropped to 7.0 percent in the first half of 2007, its lowest level since 1980. At nearly 2 percent, euro zone inflation stayed within the range tolerated by the European Central Bank for price stability. However, the core rate of inflation is experiencing an upward trend in the euro zone. In response to this trend, the European Central Bank raised the key interest rate by 25 basis points at its regular meeting on June 6, 2007.

Economic recovery in Germany slowed slightly in the first half of 2007. In particular, growth in private consumption slowed a little in the first half of 2007 after experiencing strong growth before the value-added tax increase that took effect on January 1, 2007. Nevertheless, rising demand for capital goods again boosted aggregate capacity utilization in Germany. The economic trend was positive overall. This was also reflected on the labor market, with unemployment dropping to 8.8 percent in June 2007.

Gross domestic product (GDP) in the United States developed better than expected at the end of the first half of 2007. The rate of GDP growth continued to decline in the first quarter of 2007 relative to prior quarters; however, the U.S. Department of Commerce estimates that the U.S. economy grew by 3.5 percent in the second quarter of 2007. The real estate and mortgage markets continue to pose a threat to growth. The U.S. Federal Reserve left the key interest rate unchanged in the first half of 2007 since the country’s core rate of inflation is also showing no signs of slowing.

Outlook

Moderate economic expansion is expected for the industrialized nations for the rest of 2007. Economic conditions remain favorable. The increase in short-term interest rates was moderate compared with earlier rate cycles, so that capital expenditures can still be financed at favorable rates. The future sharp increase in income and output expected for emerging and developing economies will benefit demand for capital goods and high-quality consumer goods from industrialized countries. If interest rates change in the United States over the course of the year, this could have a positive effect on capital spending and the growth outlook there.

However, the latest surveys conducted by the Center for European Economic Research (Zentrum für Europäische Wirtschaftsforschung – ZEW) reflect looming risks to the global economy. The July survey of the ZEW’s economic indicators suggests that the boom cycle is losing steam, primarily due to rising oil prices, a weak U.S. dollar (USD), and the uncertainty in the U.S. real estate and mortgage markets.

Telecommunications market

In the second quarter of 2007, the price index for telecommunications services published by the German Federal Statistical Office registered another slight increase of 1.8 percent in prices for fixed-line telephone services year-on-year. Consumer prices for mobile calling were down 2.3 percent compared to the same period last year. Prices for Internet access declined 5.7 percent year-on-year.

Deutsche Telekom First half of 2007  19

Regulation in Germany

In its market analysis and regulatory order concerning access to the unbundled local loop of June 27, 2007, the Federal Network Agency required Deutsche Telekom AG to continue to provide access. All existing requirements to grant competitors access to the unbundled local loop on non-discriminatory terms and at rates based on the costs of efficient service provision and approved in advance by the Federal Network Agency remain in place.

In addition, Deutsche Telekom AG will be required to open its cable ducts to competitors between the main distribution frames and cable distributors. Only if access to the cable ducts is not possible for technical or capacity reasons will Deutsche Telekom AG be required to allow other companies access to available fiber optics lines. In addition, the Federal Network Agency clearly stated that Deutsche Telekom AG must also allow access upon request to new multi-function cabinets, thus enabling competitors to install their own DSLAMs. Services provided pursuant to these new requirements are also subject to prior approval of rates. Deutsche Telekom AG has filed a complaint against these additional requirements.

EU regulation

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the EU. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communication on intended changes to the relevant directives and the draft of a new recommendation on the various telecommunications markets to be regulated (Markets Recommendation).

The Commission’s communication concerning the 2006 Review shows that it is no longer aiming to reduce sector-specific regulation and seeking its transition into general competition law, but instead intends to introduce additional regulatory remedies and extend authority at the EU level. The first draft of the revised directives is expected in fall 2007, and transposition into national law is unlikely before 2010.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets – in particular end-customer markets – it only effectively excludes those markets that are already largely unregulated in many countries. On the other hand, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. After adoption by the EU Commission, the Markets Recommendation is expected to come into force in late fall 2007.

The new EU Regulation on international roaming came into effect on June 30, 2007. It sets a ceiling on mobile charges for roaming calls in the EU, which has resulted in a fall in consumer and wholesale charges and therefore has a negative effect on T-Mobile revenue. The Regulation also imposes detailed obligations to keep consumers informed that go beyond the information that has usually been provided to date, such as a welcome text message, and that will result in additional costs. The Regulation is applicable with immediate effect without measures to implement it at national level. T-Mobile was the first network operator in Germany to introduce the Eurotariff as required by the Regulation with its Weltweit calling plan, which was introduced on July 1, 2007.

Deutsche Telekom First half of 2007  20

Group strategy.

More than ever before, Deutsche Telekom’s market and competitive environment presents huge challenges for the Group. For this reason, Deutsche Telekom’s strategy has the following four aims:

•	Safeguard competitiveness in Germany and Eastern Europe.

•	Grow abroad with mobile communications.

•	Mobilize the Internet and the Web 2.0 trend.

•	Expand network-centric ICT services with partnerships.

Safeguarding competitiveness

Deutsche Telekom continues to experience strong market pressure in its domestic market in particular. Customer losses in the traditional fixed-network business are continuing. At the same time, however, the number of new DSL and mobile customers is rising. This means that the measures introduced to safeguard competitiveness are having an effect. The goal is to achieve growth in the promising broadband market with products and services for fixed-network and mobile communications as well as innovative services. T-Mobile gained 428,000 additional contract customers in Germany between January and June 2007, a year-on-year increase of around 62 percent. 945,000 DSL lines were sold directly to the Company’s own customers in the first half of 2007. These positive figures contrast with line losses in the traditional fixed-network business, where Deutsche Telekom lost an additional 1.1 million lines.

This demonstrates the need to consistently continue the reforms that the Company has already begun, which include both cost-cutting measures and the product portfolio. Deutsche Telekom aims to reduce costs by between EUR 4.2 billion and EUR 4.7 billion by 2010 with the Save for Service program. Initial mobile communications and DSL products were introduced this summer under a second brand Congstar, which is aimed in particular at younger customer segments where Deutsche Telekom sees potential for recovering lost ground.

Deutsche Telekom is continuing to invest in upgrading the network infrastructure for IPTV and bundled products in Germany. It plans to equip 50 cities with VDSL and connect them to the platform by 2008. This year, Deutsche Telekom will also offer IPTV and triple play based on ADSL2+ in a total of 750 cities. This will allow around 17 million households to use these innovative products and access attractive content in the form of TV channels and movies. At the same time, upgrading the existing network infrastructure to IP technology is contributing to the increase in productivity.

T-Mobile Deutschland will continue building on its leading position with new community services and an enhanced mobile web’n’walk Internet service. The fast HSDPA network with bandwidths of up to 7.2 Mbit/s, together with powerful terminal equipment and attractive data prices, are the growth engines for mobile broadband. Personalized communication in social networks is being actively promoted as the principal value driver. By introducing offers such as MyFaves – a hit in the United States – and the innovative chat service Super SMS, Deutsche Telekom will implement concrete service packages for its customers this year.

Since the beginning of the year, Deutsche Telekom has further expanded its sales network and opened 89 new Deutsche Telekom shops. However, more professional customer service is also essential for the Company to reach its goal of attaining service leadership, which is one reason why three dedicated service companies were founded. Deutsche Telekom reached a collective agreement with the trade union that safeguards the jobs of around 50,000 employees within the Group in the long term and makes new recruitment possible. The result of the collective negotiations puts Deutsche Telekom within the target range for its savings program.

Deutsche Telekom First half of 2007  21

Growing abroad with mobile communications

Deutsche Telekom intends to continue to grow outside of Germany, primarily in the mobile communications business. With net additions of 1.8 million customers in the first half of this year compared with 1.6 million in the first half of 2006, the key growth engine is T-Mobile USA, where the majority of customer growth within the Group took place. In the United Kingdom, a net increase of approximately 178,000 new contract customers was recorded. Overall, T-Mobile acquired approximately 2.5 million new contract customers at its companies outside of Germany. The total number of international customers rose to 77.4 million. In addition, Deutsche Telekom is not ruling out acquisitions in the mobile area as part of its growth strategy. This relates both to markets where Deutsche Telekom is already present and to the possibility of activities outside the Company’s current footprint.

Mobilizing the Internet and the Web 2.0 trend

The mega-trends in the industry are mobile Internet access, Web 2.0, where users play an active role in influencing and shaping Internet content, and personal and social networking between users. Deutsche Telekom wants to participate in these trends. With web’n’walk, Deutsche Telekom is already providing its customers with mobile Internet access and implementing new business models such as mobile advertising. Mobile blogging and other forms of personal and social networking will also be made available everywhere via mobile communications. To achieve its goal, Deutsche Telekom is developing and operating products and services for communities and is integrating recommendations into the search function on its portal, for example, so that users can bring each other’s attention to relevant information and content.

In addition, Deutsche Telekom is looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in relevant products and concepts. T-Online Venture Fund, for instance, invested in Jajah, a new Internet telephony company, in May this year. Jajah offers market and synergy potential for Deutsche Telekom in the mobile communications and fixed-network area, and especially in online social networking.

Expanding network-centric ICT services

Intense competition and price pressure continued to weigh on the Business Customers strategic business area. Nevertheless, T-Systems succeeded in keeping its level of new orders stable in the first half of 2007, only 0.8 percent below the prior-year figure. The contract with the British company Centrica was a major contributing factor.

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The increasing convergence of IT and telecommunications in particular is producing a new growth area: network-centric ICT (information and communication technology) services, in which T-Systems aims to play a leading role. Deutsche Telekom is taking a long-term approach to this strategy. In order to increase economies of scale and broaden its international presence in the IT area, possible strategic partnerships are being investigated.

Deutsche Telekom First half of 2007  22

Group.

Net revenue

Deutsche Telekom again recorded revenue growth in the first half of 2007. Net revenue in the first six months of 2007 rose to a total of EUR 31.0 billion. This represents an increase of EUR 1.1 billion, or 3.5 percent over the prior-year period. Customer growth in the mobile communications business, especially at T-Mobile USA, remains the main factor underlying this favorable revenue trend. Changes to the consolidated group, principally the consolidation of PTC, tele.ring and gedas for the first time in the course of the 2006 financial year, had a positive effect on revenue in the amount of EUR 1.2 billion. Exchange rate effects – especially relative to the U.S. dollar – had a negative effect on net revenue of approximately EUR 0.4 billion.

The Mobile Communications strategic business area increased its revenue year-on-year by a total of 10.5 percent in the first half of 2007. Compared with the same quarter in the previous year, revenue grew by 10.1 percent in the second quarter of 2007. The full consolidation of PTC as of November 1, 2006 and tele.ring as of May 1, 2006 had a positive effect. Increasing customer numbers in the United States remained the main driver of growth.

The revenue generated by the Broadband/Fixed Network strategic business area declined year-on-year. This was primarily due to a further decline in call revenues resulting from line losses and pricing effects from the higher penetration of calling plans. Volume growth in the broadband market was not able to offset the drop in prices for Internet access.

Revenue in the Business Customers strategic business area also declined year-on-year. Due to continued massive price pressure and fierce competition for voice and data services, revenues declined in the area of Telecommunications Services for multinational business customers in particular, as well as in the Business Services area. The full consolidation of gedas as of March 31, 2006 had a positive effect on revenue in the Business Customers strategic business area in the first half of 2007 as compared with the same period in the previous year.

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	15,575	15,130	2.9	31,028	29,972	3.5	61,347
Mobile Communications[a]	8,400	8,650	7,856	10.1	17,050	15,431	10.5	32,040
Broadband/Fixed Network[a,b]	5,832	5,655	6,106	(7.4)	11,487	12,231	(6.1)	24,515
Business Customers[a,b]	2,906	2,962	3,208	(7.7)	5,868	6,271	(6.4)	12,869
Group Headquarters & Shared Services[a,b]	952	988	914	8.1	1,940	1,806	7.4	3,758
Intersegment revenue[c]	(2,637)	(2,680)	(2,954)	9.3	(5,317)	(5,767)	7.8	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

Deutsche Telekom First half of 2007  23

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	H1 2007 millions of €	Proportion of net revenue of the Group %	H1 2006 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2006 millions of €
Net revenue	31,028	100.0	29,972	100.0	1,056	3.5	61,347
Mobile Communications	16,718	53.9	15,082	50.3	1,636	10.8	31,308
Broadband/Fixed Network[a]	9,697	31.3	10,167	33.9	(470)	(4.6)	20,366
Business Customers[a]	4,422	14.2	4,553	15.2	(131)	(2.9)	9,301
Group Headquarters & Shared Services[a]	191	0.6	170	0.6	21	12.4	372

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

At 53.9 percent, the Mobile Communications area provided the largest contribution to the net revenue of the Group. The percentages of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas were 31.3 percent and 14.2 percent respectively, lower than in the previous year.

Net revenue generated outside Germany

The proportion of revenue generated outside Germany in the first half of 2007 rose by 4.8 percentage points year-on-year to a total of 50.3 percent. This represents an increase of EUR 2.0 billion to EUR 15.6 billion. A similar trend can also be seen in the quarterly comparison, with an increase of EUR 1.0 billion to EUR 8.0 billion. This is attributable, in particular, to the first-time consolidation of PTC and tele.ring as well as the positive development of revenue at T-Mobile USA. Domestic revenue declined on both a six-month and a quarterly basis.

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	15,575	15,130	2.9	31,028	29,972	3.5	61,347
Domestic	7,793	7,624	8,139	(6.3)	15,417	16,347	(5.7)	32,460
International	7,660	7,951	6,991	13.7	15,611	13,625	14.6	28,887
Proportion generated internationally (%)	49.6	51.0	46.2		50.3	45.5		47.1
Europe (excluding Germany)	4,099	4,279	3,560	20.2	8,378	6,794	23.3	14,823
North America	3,475	3,564	3,356	6.2	7,039	6,688	5.2	13,700
Other	86	108	75	44.0	194	143	35.7	364

EBIT

EBIT decreased by EUR 0.6 billion year-on-year to EUR 3.8 billion. While EBIT generated by the Mobile Communications business area increased, results declined in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services.

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
EBIT[a] in the Group	1,795	2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287
Mobile Communications	1,066	1,297	1,083	19.8	2,363	2,138	10.5	4,504
Broadband/Fixed Network[b]	976	929	1,268	(26.7)	1,905	2,538	(24.9)	3,356
Business Customers[b]	44	34	48	(29.2)	78	160	(51.3)	(835)
Group Headquarters & Shared Services[b]	(250)	(215)	(294)	26.9	(465)	(412)	(12.9)	(2,138)
Reconciliation	(41)	(2)	(20)	90.0	(43)	(21)	n.a.	400

Deutsche Telekom First half of 2007  24

a	EBIT is profit/loss from operations as shown in the income statement.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit/loss before income taxes

At EUR 2.3 billion, profit before income taxes for the first half of 2007 declined by EUR 0.8 billion year-on-year. In addition to the fact that the increase in cost of sales exceeded revenue growth, this was largely due to higher expenses for commissions, as well as expenses related to the sale of call center locations. Another factor was the increase in net financial expense, which, in the previous year, included income of approximately EUR 0.2 billion from the disposal of Celcom. However, the gain on the disposal of T-Online France in the second quarter of 2007 as well as additional real estate sales had a positive effect on profit before income taxes.

Net profit

Net profit for the first half of 2007 totaled approximately EUR 1.1 billion, a decline of EUR 1.0 billion compared with the first half of 2006. This change is mainly attributable to the aforementioned factors. Special factors totaling EUR 0.1 billion net had a negative effect on net profit, whereas special factors in the prior year had a positive net effect of EUR 0.1 billion.

EBITDA

EBITDA was around EUR 9.4 billion in the first half of 2007, this corresponds to a decrease of EUR 0.3 billion or 2.9 percent compared with the same period in 2006. The increase in EBITDA in the Mobile Communications business area was not able to fully offset the decrease in EBITDA in the Broadband/Fixed Network and Business Customers business areas as well as at Group Headquarters & Shared Services.

Adjusted EBITDA

Special factors had a negative net impact of EUR 228 million on EBITDA in the first six months of 2007. These factors consisted mainly of provisions for compensation payments in connection with changes to the collective agreements for the Telekom Service companies. One-time expenses were also incurred in the Group Headquarters & Shared Services area in connection with the sale of call center locations. These expenses were partially offset by factors such as the gain on the disposal of T-Online France. Special factors amounting to a net total of EUR 150 million had negatively affected EBITDA in the first half of 2006. These relate mainly to expenses resulting from voluntary redundancy and severance payments and restructuring costs, and from customer acquisition costs.

Adjusted for these special factors, EBITDA in the first half of 2007 was EUR 9.6 billion, which represents a decrease of EUR 0.2 billion. The decline in adjusted EBITDA is predominantly due to lower revenues in the Broadband/Fixed Network business area, especially in the fixed-network business, as well as to higher customer acquisition costs in the broadband sector in particular. This combined impact on adjusted EBITDA was partially offset by cost-cutting measures. In the Business Customers business area, continued competition and price pressures, along with smaller margins, had a negative effect on adjusted EBITDA.

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Adjusted EBITDA[a]	4,682	4,902	4,817	1.8	9,584	9,787	(2.1)	19,434
Mobile Communications	2,539	2,750	2,363	16.4	5,289	4,643	13.9	9,902
Broadband/Fixed Network[b]	1,870	1,905	2,240	(15.0)	3,775	4,518	(16.4)	8,748
Business Customers[b]	261	280	340	(17.6)	541	697	(22.4)	1,291
Group Headquarters & Shared Services[b]	67	(21)	(94)	77.7	46	(27)	n.a.	(461)
Reconciliation	(55)	(12)	(32)	62.5	(67)	(44)	(52.3)	(46)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First half of 2007  25

Free cash flow

The Group recorded free cash flow of EUR 2.3 billion in the first half of 2007. This represents an increase of EUR 0.1 billion year-on-year. Positive effects resulted primarily from lower payments for investments in intangible assets and property, plant and equipment, as well as lower tax payments. The primary drivers of the decrease were the reduction in profit from operations as well as payments in connection with staff-related measures, such as voluntary redundancy and early retirement.

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Cash generated from operations[a]	2,543	4,073	3,813	6.8	6,616	7,119	(7.1)	16,981
Interest received (paid)	(478)	(923)	(915)	(0.9)	(1,401)	(1,424)	1.6	(2,759)
Net cash from operating activities[a]	2,065	3,150	2,898	8.7	5,215	5,695	(8.4)	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,023)	(1,584)	(1,925)	17.7	(3,607)	(3,969)	9.1	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment[a]	42	1,566	973	60.9	1,608	1,726	(6.8)	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	357	185	145	27.6	542	436	24.3	567
Adjustment[b]	121	—	—	—	121	—	n.a.	—
Free cash flow before dividend payments[c]	520	1,751	1,118	56.6	2,271	2,162	5.0	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 78.

Deutsche Telekom First half of 2007  26

Net debt

Net debt increased year-on-year from EUR 39.6 billion at the end of 2006 to EUR 40.4 billion. In the first half of 2007, net debt was affected mainly by the payment of dividends in the amount of EUR 3.5 billion. This was partially offset by the cash inflow from the sale of T-Online France and the positive free cash flow.

	June 30, 2007 millions of €	Mar. 31, 2007 millions of €	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006 millions of €	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006 millions of €	Change June 30, 2007/ June 30, 2006%
Bonds	35,013	36,176	(3.2)	36,288	(3.5)	38,587	(9.3)
Liabilities to banks	3,371	3,009	12.0	2,348	43.6	2,365	42.5
Liabilities to non-banks from promissory notes	669	680	(1.6)	680	(1.6)	635	5.4
Liabilities from derivatives	712	571	24.7	562	26.7	571	24.7
Lease liabilities	2,200	2,236	(1.6)	2,293	(4.1)	2,301	(4.4)
Liabilities arising from ABS transactions	1,148	1,216	(5.6)	1,139	0.8	1,213	(5.4)
Other financial liabilities	407	425	(4.2)	377	8.0	102	n.a.
Gross debt	43,520	44,313	(1.8)	43,687	(0.4)	45,774	(4.9)
Cash and cash equivalents	2,146	3,983	(46.1)	2,765	(22.4)	5,667	(62.1)
Available-for-sale/held-for-trading financial assets	75	94	(20.2)	122	(38.5)	105	(28.6)
Derivatives	213	350	(39.1)	359	(40.7)	406	(47.5)
Other financial assets	729	796	(8.4)	886	(17.7)	777	(6.2)
Net debt[a]	40,357	39,090	3.2	39,555	2.0	38,819	4.0

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 79.

Deutsche Telekom First half of 2007  27

Strategic business areas.

Mobile Communications.

Mobile Communications: Customer development and selected KPIs

	June 30, 2007 millions	Mar. 31, 2007 millions	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006 millions	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006 millions	Change June 30, 2007/ June 30, 2006%
Mobile customers (total)[a]	111.8	109.2	2.4	106.4	5.1	101.1	10.6
T-Mobile Deutschland[b]	34.3	33.0	3.9	31.4	9.2	30.4	12.8
T-Mobile USA	26.9	26.0	3.5	25.0	7.6	23.3	15.5
T-Mobile UKc	16.8	16.7	0.6	16.9	(0.6)	16.7	0.6
PTC[a] (Poland)	12.5	12.4	0.8	12.2	2.5	10.9	14.7
T-Mobile NL	2.6	2.6	0.0	2.6	0.0	2.4	8.3
T-Mobile Austria[a] (A)	3.1	3.1	0.0	3.2	(3.1)	3.1	0.0
T-Mobile CZ (Czech Republic)	5.1	5.1	0.0	5.0	2.0	4.7	8.5
T-Mobile Hungary	4.5	4.5	0.0	4.4	2.3	4.3	4.7
T-Mobile Croatia	2.2	2.2	0.0	2.2	0.0	2.0	10.0
T-Mobile Slovensko (Slovakia)	2.2	2.2	0.0	2.2	0.0	2.0	10.0
Other[d]	1.4	1.3	7.7	1.3	7.7	1.1	27.3

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first half of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Customer growth in the Mobile Communications business area was sustained in the second quarter of 2007. The total number of T-Mobile customers rose by 2.6 million compared with the first quarter of 2007, with all national companies contributing to this development. T-Mobile Deutschland and T-Mobile USA posted the highest increases: around 900,000 net additions in the United States and 1.3 million in Germany – here, primarily due to a change in the legal situation where prepaid customers can now use their credit for a longer period of time and thus continue to be recorded as customers. The number of contract customers grew by 1.4 million, further improving the proportion of customers with fixed-term contracts in relation to the total customer base.

Compared with the prior-year quarter, overall customer growth once again reached 10.6 percent. Several national companies contributed to this trend, thanks to double-digit customer growth.

ARPU4 showed disparate trends in the second quarter of 2007. Measured in local currency, all national companies except for T-Mobile Deutschland and T-Mobile Austria posted higher ARPU than in the first quarter of 2007. ARPU in Germany remained stable at EUR 18, while in Austria it fell slightly again from EUR 31 to EUR 30. Due to the further weakening of the dollar, ARPU at T-Mobile USA decreased from EUR 39 to EUR 38. On a dollar basis, however, it rose from USD 51 to USD 52.

Deutsche Telekom First half of 2007  28

4	ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Deutsche Telekom First half of 2007  29

Mobile Communications: Development of operations

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Total revenue[a]	8,400	8,650	7,856	10.1	17,050	15,431	10.5	32,040
of which: T-Mobile Deutschland	1,951	2,009	2,060	(2.5)	3,960	4,064	(2.6)	8,215
of which: T-Mobile USA	3,468	3,545	3,340	6.1	7,013	6,694	4.8	13,628
of which: T-Mobile UK	1,165	1,178	1,122	5.0	2,343	2,154	8.8	4,494
of which: PTC[b]	446	486	n.a.	n.a.	932	n.a.	n.a.	305
of which: T-Mobile NL	288	301	282	6.7	589	553	6.5	1,138
of which: T-Mobile Ac	310	295	285	3.5	605	502	20.5	1,149
of which: T-Mobile CZ	265	282	259	8.9	547	499	9.6	1,043
of which: T-Mobile Hungary	265	278	260	6.9	543	517	5.0	1,050
of which: T-Mobile Croatia	123	144	138	4.3	267	254	5.1	556
of which: T-Mobile Slovensko	118	127	104	22.1	245	204	20.1	429
of which: Other[d]	49	60	48	25.0	109	90	21.1	198
EBIT (profit from operations)	1,066	1,297	1,083	19.8	2,363	2,138	10.5	4,504
EBIT margin (%)	12.7	15.0	13.8		13.9	13.9		14,1
Depreciation, amortization and impairment losses	(1,455)	(1,444)	(1,280)	(12.8)	(2,899)	(2,505)	(15.7)	(5,358)
EBITDA[e]	2,521	2,741	2,363	16.0	5,262	4,643	13.3	9,862
Special factors affecting EBITDA[e]	(18)	(9)	0	n.a.	(27)	0	n.a.	(40)
Adjusted EBITDA[e]	2,539	2,750	2,363	16.4	5,289	4,643	13.9	9,902
of which: T-Mobile Deutschland	700	741	810	(8.5)	1,441	1,600	(9.9)	3,303
of which: T-Mobile USA	935	1,029	952	8.1	1,964	1,869	5.1	3,747
of which: T-Mobile UK	224	276	170	62.4	500	336	48.8	978
of which: PTC[b]	147	168	n.a.	n.a.	315	n.a.	n.a.	89
of which: T-Mobile NL	61	73	26	n.a.	134	47	n.a.	189
of which: T-Mobile Ac	112	81	78	3.8	193	137	40.9	331
of which: T-Mobile CZ	128	129	115	12.2	257	223	15.2	450
of which: T-Mobile Hungary	110	120	100	20.0	230	203	13.3	422
of which: T-Mobile Croatia	51	67	62	8.1	118	109	8.3	237
of which: T-Mobile Slovensko	58	57	49	16.3	115	100	15.0	173
of which: Other[d]	24	30	25	20.0	54	47	14.9	105
Adjusted EBITDA margin[e] (%)	30.2	31.8	30.1		31.0	30.1		30.9
Cash capex[f]	(915)	(822)	(840)	2.1	(1,737)	(1,932)	10.1	(7,247)
Number of employees[g]	60,614	61,402	52,603	16.7	61,008	52,057	17.2	54,124

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
e	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
f	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
g	Average number of employees.

Deutsche Telekom First half of 2007  30

Mobile Communications: Total revenue

In the first six months of 2007, T-Mobile increased its revenue by over 10 percent to EUR 17.1 billion, the largest contribution of EUR 0.9 billion being made by the first-time inclusion of the Polish company PTC. All national companies again posted higher revenue with the exception of T-Mobile Deutschland, which was impacted by persistent fierce price competition in Germany. Even the increased customer base did not offset the consequences of this price pressure. Revenue at T-Mobile USA continued to grow particularly positively. Measured in euros, however, revenue only grew by a single-digit percentage due to the weak U.S. dollar. Total revenue in this business area in the second quarter of 2007 also rose by 10 percent year-on-year.

Mobile Communications: EBITDA, adjusted EBITDA

Adjusted EBITDA in the Mobile Communications strategic business area increased by EUR 0.6 billion or 13.9 percent year-on-year in the first half of 2007. In the second quarter of 2007, adjusted EBITDA increased by EUR 0.4 billion or over 16 percent to EUR 2.8 billion. As in the case of revenue, the first-time inclusion of PTC contributed to the increase in EBITDA, as did all national companies except for T-Mobile Deutschland. T-Mobile Deutschland reported a decline in EBITDA as a consequence of intense competition. By contrast, T-Mobile UK increased adjusted EBITDA by more than EUR 0.1 billion. The national companies in the Netherlands, the Czech Republic, Hungary, and Slovakia also recorded double-digit growth rates. T-Mobile USA contributed over EUR 1 billion to adjusted EBITDA within one quarter for the first time. The adjusted EBITDA margin for the mobile communications segment rose by 1.7 percentage points year-on-year to 31.8 percent in the second quarter of 2007.

Mobile Communications: EBIT

EBIT (profit from operations) increased by EUR 0.2 billion in the first half of 2007. The main factors contributing to this positive development were the continued growth of T-Mobile USA and the improvement in T-Mobile UK’s margins. This was partly offset by the lower revenue and narrower margins at T-Mobile Deutschland.

Mobile Communications: Personnel

The average number of employees in the Mobile Communications strategic business area rose slightly quarter-on-quarter as a result of the sustained growth in the United States. In comparison with the prior-year period, the first-time inclusion of PTC also increased the number of employees.

Deutsche Telekom First half of 2007  31

Deutsche Telekom First half of 2007  32

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	June 30, 2007 millions	Mar. 31, 2007 millions	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006 millions	Change June 30, 2007/ Dec. 31, 2006%	June 30, 2006 millions	Change June 30, 2007/ June 30, 2006%
Broadband
Lines (total)[a,b,c]	13.0	12.4	4.8	11.5	13.0	9.8	32.7
of which: retail	9.3	8.8	5.7	8.1	14.8	7.1	31.0
Domestic[d]	11.5	11.1	3.6	10.3	11.7	9.0	27.8
of which: retail	8.0	7.6	5.3	7.1	12.7	6.4	25.0
International[b,c,e]	1.4	1.3	7.7	1.2	16.7	0.9	55.6
of which: Magyar Telekom[f]	0.7	0.7	0	0.6	16.7	0.5	40.0
of which: Slovak Telekom	0.2	0.2	0	0.2	0	0.1	100.0
of which: T-Hrvatski Telekom	0.3	0.3	0	0.2	50.0	0.2	50.0
Broadband rates (total)[c,g]	9.0	8.4	7.1	7.5	20.0	6.0	50.0
of which: domestic	7.5	7.0	7.1	6.3	19.0	5.1	47.1

Narrowband
Lines (total)[a,h]	37.7	38.3	(1.6)	39.0	(3.3)	40.1	(6.0)
Domestic	32.1	32.6	(1.5)	33.2	(3.3)	34.2	(6.1)
Standard analog lines	23.3	23.7	(1.7)	24.2	(3.7)	24.9	(6.4)
ISDN lines	8.8	8.9	(1.1)	9.0	(2.2)	9.4	(6.4)
International (Eastern Europe only)[f]	5.6	5.7	(1.8)	5.8	(3.4)	5.8	(3.4)
Narrowband rates (total)[c,g]	2.7	3.1	(12.9)	3.1	(12.9)	3.8	(28.9)

Wholesale/resale
DSL resale[i]	3.7	3.6	2.8	3.4	8.8	2.7	37.0
of which: domestic	3.5	3.4	2.9	3.2	9.4	2.5	40.0
Unbundled local loop lines[j]	5.5	5.1	7.8	4.7	17.0	4.0	37.5

Table includes broadband lines (Germany, Eastern Europe, and Western Europe excluding T-Online France). The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

a	Lines in operation.
b	Total of retail and resale.
c	T-Online France was deconsolidated at the end of the first half of 2007, accounting for a reduction of 356,000 broadband lines, 644,000 broadband rates and 46,000 narrowband rates as of the end of the second quarter of 2007. Its customer figures are therefore no longer reported; prior-year figures have been adjusted accordingly.
d	Broadband lines excluding lines for internal use.
e	Includes customers with broadband lines on proprietary network.
f	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
g	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com.
h	Telephone lines excluding internal use and public telecommunications, including wholesale services.
i	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
j	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Deutsche Telekom First half of 2007  33

The Broadband/Fixed Network strategic business area profited substantially from continuing growth in both the national and international broadband markets in the second quarter of 2007. It increased the total number of broadband lines by 3.1 million year-on-year to 13.0 million by systematically marketing complete voice and Internet communication packages. In Germany the number of lines rose by 2.6 million to 11.5 million, with the business area recording an additional 373,000 broadband lines in the retail business in the second quarter. Due to seasonal factors, this growth is lower than in the very successful first quarter of 2007. But at 358,000 additional broadband lines, however, it is higher than the increase in the second quarter of 2006, when complete packages had not yet been introduced.

The performance of the German DSL resale business in the second quarter of 2007 was below the prior quarter. Overall, the number of DSL resale lines rose by 75,000 to 3.5 million. This primarily reflects a shift in customer demand toward complete packages. Demand for unbundled local loop lines also benefited from this change, with the number growing by 330,000 to a total of 5.5 million in the second quarter of 2007.

In May 2007, the Broadband/Fixed Network strategic business area launched its new T-Home brand throughout Germany. As part of this brand strategy, the complete packages were priced more attractively on June 4, 2007, enhanced in specific areas, and combined with longer contract terms. Overall, the number of existing customers with complete packages increased to 7.4 million, up by around 1.7 million on the previous quarter. At more than 70 percent, products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. The successful sale of higher-quality and more attractively priced products in the broadband business increased the number of German broadband rate customers by a total of 2.4 million to 7.5 million compared with the first half of 2006.

The broadband business also continues to be successful outside Germany. The total number of DSL lines including resale rose by 589,000 compared with the first half of 2006 to 1.4 million. This represents year-on-year growth of 55.6 percent. In Eastern Europe, the number of broadband lines including resale grew by 418,000 year-on-year to 1.2 million in the first half of 2007. In Western Europe, the number of DSL lines in Deutsche Telekom’s own networks was 270,000 for the same period, up by 171,000. The deconsolidation of T-Online France caused a decrease in the number of broadband lines and rates, and narrowband rates.

As expected, the number of narrowband lines continued to decline in the second quarter. In Germany, this decrease was largely due to customer churn in favor of fixed-network competitors. Line losses are primarily the result of customers ordering their first broadband lines. Additional factors are the migration of customers to cable network operators and, increasingly, fixed-mobile substitution. The total number of fixed-network lines in Germany decreased by 516,000 in the second quarter of 2007 to 32.1 million. The loss of narrowband lines was 72,000 lower than in the prior quarter.

The development of call minutes saw contrasting trends in the second quarter of 2007. As in previous quarters, customer retention for all call types in Deutsche Telekom’s own network improved as a result of the successful marketing of calling plans. This is reflected in the increase of 7.1 percentage points in minutes loyalty5 compared with the first half of 2006 to 72.5 percent – at the expense of call-by-call and preselection. The absolute number of call minutes in the Broadband/Fixed Network strategic business area’s network is nevertheless continuing its steep downward trend due to further line losses and growing substitution by mobile communications and VoIP.

5	Broadband/Fixed Network’s own market share based on the overall traffic generated in the PSTN network of the business area.

Deutsche Telekom First half of 2007  34

Broadband/ Fixed Network: Development of operations

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	5,832	5,655	6,106	(7.4)	11,487	12,231	(6.1)	24,515
Domestic	5,146	4,948	5,445	(9.1)	10,094	10,909	(7.5)	21,835
of which: network communications	2,631	2,556	2,838	(9.9)	5,187	5,723	(9.4)	11,240
of which: wholesale services	1,156	1,085	1,089	(0.4)	2,241	2,117	5.9	4,302
of which: IP/Internet	632	590	714	(17.4)	1,222	1,454	(16.0)	3,000
of which: data communications	289	287	324	(11.4)	576	642	(10.3)	1,258
of which: value-added services	229	205	224	(8.5)	434	457	(5.0)	945
of which: terminal equipment	76	92	82	12.2	168	156	7.7	333
International	698	722	661	9.2	1,420	1,322	7.4	2,680
EBIT (profit from operations)	976	929	1,268	(26.7)	1,905	2,538	(24.9)	3,356
EBIT margin (%)	16.7	16.4	20.8		16.6	20.8		13.7
Depreciation, amortization and impairment losses	(908)	(926)	(966)	4.1	(1,834)	(1,928)	4.9	(3,839)
EBITDA[a]	1,884	1,855	2,234	(17.0)	3,739	4,466	(16.3)	7,195
Special factors affecting EBITDA[a]	14	(50)	(6)	n.a.	(36)	(52)	30.8	(1,553)
Adjusted EBITDA[a]	1,870	1,905	2,240	(15.0)	3,775	4,518	(16.4)	8,748
Domestic	1,658	1,656	2,028	(18.3)	3,314	4,080	(18.8)	7,903
International	214	249	212	17.5	463	438	5.7	845
Adjusted EBITDA margin[a] (%)	32.1	33.7	36.7		32.9	36.9		35.7
Domestic (%)	32.2	33.5	37.2		32.8	37.4		36.2
International (%)	30.7	34.5	32.1		32.6	33.1		31.5
Cash capex[b]	(722)	(534)	(773)	30.9	(1,256)	(1,491)	15.8	(3,250)
Number of employees[c]	100,590	99,185	108,196	(8.3)	99,888	108,294	(7.8)	107,006
Domestic	81,409	80,411	87,118	(7.7)	80,910	87,222	(7.2)	86,315
International	19,181	18,774	21,078	(10.9)	18,978	21,072	(9.9)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product house. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Deutsche Telekom First half of 2007  35

Broadband/ Fixed Network: Total revenue

Total revenue amounted to EUR 11.5 billion in the first half of 2007. The strategic business area thus recorded a decline of EUR 0.7 billion or 6.1 percent year-on-year. This was mainly attributable to line losses, a decrease in call revenues (both of these in the network communications revenue group), and lower revenue from IP/Internet services.

In Germany, revenue decreased by 7.5 percent or EUR 0.8 billion in the first half of 2007 to EUR 10.1 billion. This was due in particular to lower call revenues and narrowband line losses. Other factors included a decline in interconnection services, price erosion in the broadband market and decreased use of wholesale services by Business Customers. Despite heavy price reductions, the revenue shortfall was partly offset by volume growth in DSL resale and unbundled local loop lines.

Outside Germany, revenue rose by EUR 0.1 billion or 7.4 percent to EUR 1.4 billion. Dynamic broadband growth in the Eastern European subsidiaries in Hungary and Slovakia partly offset the decline in the traditional fixed-network business. Coupled with positive exchange rate effects, revenue rose by 3.2 percent to EUR 1.2 billion. The subsidiaries in Spain and France reported strong growth in broadband lines, boosting revenue by around 37.5 percent to over EUR 0.2 billion.

Broadband/ Fixed Network: Total revenue, domestic

Network communications revenue fell in the face of strong competition by EUR 0.5 billion or 9.4 percent year-on-year to EUR 5.2 billion. Narrowband access revenue remained almost stable at prior-year level, due above all to the successful intensified marketing of calling plans as a component of access line products to increase customer retention. However, calling plans have a negative impact on call revenues as a result of lower average minute prices. This trend is also due to a decline in call minutes as a result of continued line losses. In particular, the provision of lines by other telecommunications operators, the marketing of telephone and broadband lines by cable network operators, and fixed-mobile substitution have a clear impact here.

Wholesale services revenue rose by EUR 0.1 billion or 5.9 percent year-on-year to EUR 2.2 billion. This positive development is primarily attributable to the clear, volume-induced increase in revenue from DSL resale and unbundled local loop lines. Increased renting out of co-location space to competitors also had a positive effect in the first half of 2007. Price cuts imposed by the regulator on interconnection calls had a negative impact, however. These regulatory decisions included the decline in interconnection charges by an average of 10 percent as of June 1, 2006. Price cuts in DSL resale also negatively affected revenue.

Revenue from IP/Internet services decreased in the first half of 2007 by 16.0 percent year-on-year to EUR 1.2 billion. The decrease was driven by falling prices and the migration from narrowband rates to package offers. Volume growth in terms of DSL retail lines was unable to fully offset the price erosion, reflecting in particular the strong demand for flat rate products.

Revenue from data communications declined by 10.3 percent year-on-year to EUR 0.6 billion, primarily due to price cuts affecting products and services provided for other business areas and other carriers.

Value-added services revenue decreased by 5.0 percent compared with the first half of 2006 to EUR 0.4 billion. This was mainly attributable to a volume decline recorded by T-Vote Call.

Terminal equipment revenue increased by 7.7 percent to EUR 0.2 billion. This was due to the successful marketing of the new complete packages, which resulted in higher sales of WLAN routers – also in combination with PSTN devices. The continued decline in the rental business, on the other hand, affected revenue negatively.

Deutsche Telekom First half of 2007  36

Broadband/ Fixed Network: Total revenue, international

At EUR 1.2 billion, revenue generated in Eastern Europe in the first half of 2007 was 3.2 percent up on the prior-year period. This generally positive trend was especially due to exchange rate effects. It was also supported by broadband growth. The traditional fixed-network business continues to be dominated by intense competition in all countries, especially from mobile communications. In addition, there is competition in the consumer business as a result of call- by-call, preselection, and cable providers.

Revenue in the Western European subsidiaries in Spain and France increased by 37.5 percent in the first half of 2007 to EUR 0.2 billion.

Broadband/ Fixed Network: Net revenue

In the first half of 2007, net revenue decreased by EUR 0.5 billion or 4.6 percent to EUR 9.7 billion year-on-year, i.e., the decrease in net revenue was less than the decline in total revenue.

Broadband/ Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA decreased by EUR 0.7 billion to EUR 3.8 billion in the reporting period, mainly due to the decline in revenue in Germany. The cost of expanding the broadband customer base also affected adjusted EBITDA, but was partially offset by efficiency gains and cost cuts.

In Germany, the Broadband/Fixed Network strategic business area recorded adjusted EBITDA of EUR 3.3 billion and an adjusted EBITDA margin of 32.8 percent. Compared with the prior-year period, adjusted EBITDA declined by EUR 0.8 billion, primarily as a result of the decline in revenues from the traditional fixed-network business. The strong demand for the new complete packages also caused a rise in customer acquisition and retention costs resulting from the migration of customers to the new rate plans. In addition to the expenses for the quality initiative, higher costs were incurred, for example, for merchandise as part of broadband customer acquisition. Positive effects resulted, for instance, from measures aimed at cutting rental costs, such as the termination of leases for office space and a more efficient use of existing space. A reduction in revenue-related costs such as telecommunications services and the improvement of IT systems also had a positive impact, as did lower personnel costs as part of workforce reduction measures.

Outside Germany, adjusted EBITDA increased by a total of 5.7 percent to EUR 0.5 billion in the first half of 2007. While adjusted EBITDA in Eastern Europe was up by 4.9 percent, it decreased by 1.4 percent in Western Europe due to marketing and sales measures as well as customer acquisition costs.

Broadband/ Fixed Network: EBIT

In the first half of 2007, EBIT (profit from operations) decreased by 24.9 percent year-on-year to EUR 1.9 billion, mainly due to the same effects as those affecting EBITDA. A decrease in depreciation, amortization, and impairment losses of 4.9 percent had an offsetting effect.

Broadband/ Fixed Network: Personnel

The workforce reduction program launched in 2006 used socially responsible measures to reduce the average number of staff in the Broadband/Fixed Network strategic business area. In the first half of 2007, the headcount fell by 7.8 percent year-on-year to a total of 99,888. In Germany, the workforce was reduced by 6,312 year-on-year to 80,910. Outside Germany, the average number of employees declined by 2,094. The Eastern European workforce decreased by 2,025 as a consequence of the successful improvement of performance processes and service outsourcing. The number of employees in Western Europe decreased by 69 year-on-year.

Deutsche Telekom First half of 2007  37

Business Customers.

Business Customers: Selected KPIs

	June 30, 2007	Mar. 31, 2007	Change June 30, 2007/ Mar. 31, 2007%	Dec. 31, 2006	Change June 30, 2007/ Dec. 31, 2006%		June 30, 2006	Change June 30, 2007/ June 30, 2006%
Enterprise Services[a]

Computing & Desktop Services
Number of servers managed and serviced (units)	36,082	35,767	0.9	33,037	9.2		32,761	10.1
Number of workstations managed and serviced (millions)	1.43	1.34	6.7	1.36	5.1		1.36	5.1

Systems Integration[b]
Hours billed[c] (millions)	5.8	3.0	n.a.	10.9	n.a.		5.6	3.6
Utilization rate[d] (%)	80.2	79.5	0.7p	80.4	(0.2	)p	79.8	0.4p

Business Services[a]
Voice revenue[c] (millions of €)	780	384	n.a.	1,666	n.a.		848	(8.0)
Data revenue (legacy/IP)[c] (millions of €)	1,073	531	n.a.	2,475	n.a.		1,171	(8.4)
IT revenue[c] (millions of €)	246	109	n.a.	622	n.a.		308	(20.1)

a	Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

Activities in the Business Customers strategic business area continued to be marked by fierce competition in the second quarter of 2007. This is reflected in the figures of both T-Systems Enterprise Services and T-Systems Business Services. As part of a systematic expansion of its international business, T-Systems succeeded in gaining new, high-volume orders, particularly from outside Germany. These did not offset developments in Germany, however, with the result that the volume of new orders was 0.8 percent lower in the first half of 2007 than in the prior-year period. Despite difficult market conditions, T-Systems was able to expand its Systems Integration operations and bill more hours. In the same period, Computing & Desktop Services increased the number of workstations managed and serviced outside the Deutsche Telekom Group. By contrast, the continued positive development of IP activities within Business Services did not offset the decline in data communication services.

Deutsche Telekom First half of 2007  38

Business Customers: Development of operations

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	2,906	2,962	3,208	(7.7)	5,868	6,271	(6.4)	12,869
Enterprise Services	1,941	1,992	2,119	(6.0)	3,933	4,115	(4.4)	8,533
Business Services	965	970	1,089	(10.9)	1,935	2,156	(10.3)	4,336
EBIT[a] (profit (loss) from operations)	44	34	48	(29.2)	78	160	(51.3)	(835)
Special factors affecting EBIT[a]	0	(24)	(54)	55.6	(24)	(82)	70.7	(1,180)
Adjusted EBIT[a]	44	58	102	(43.1)	102	242	(57.9)	345
Adjusted EBIT margin[a] (%)	1.5	2.0	3.2		1.7	3.9		2.7
Depreciation, amortization and impairment losses	(217)	(222)	(238)	6.7	(439)	(455)	3.5	(946)
EBITDA[b]	261	256	286	(10.5)	517	615	(15.9)	111
Special factors affecting EBITDA[b]	0	(24)	(54)	55.6	(24)	(82)	70.7	(1,180)
Adjusted EBITDA[b]	261	280	340	(17.6)	541	697	(22.4)	1,291
Adjusted EBITDA margin[b] (%)	9.0	9.5	10.6		9.2	11.1		10.0
Cash capex[c]	(273)	(149)	(201)	25.9	(422)	(356)	(18.5)	(795)
Number of employees[d]	56,776	56,218	57,802	(2.7)	56,497	55,166	2.4	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 76 et seq.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first half of 2007 these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
d	Average number of employees.

Business Customers: Total revenue

In the first half of 2007, the Business Customers strategic business area generated total revenue of EUR 5.9 billion, a year-on-year decrease of 6.4 percent. The primary reasons are lower revenue from telecommunications services for both multinational business customers and customers in the Business Services unit. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in revenue shortfalls in Computing & Desktop Services.

By contrast, the international business continued to perform positively. T-Systems generated 9.9 percent year-on-year revenue growth outside Germany in the first half of 2007. This growth is attributable in particular to the successful, systematic implementation of the business area’s internationalization strategy, as evidenced in the first half of 2007 by the influx of new orders from outside Germany. In Germany, revenues declined 9.9 percent, reflecting the continued erosion of prices.

Deutsche Telekom First half of 2007  39

Business Customers: Net revenue

Business Customers generated revenue of EUR 4.4 billion in the first half of 2007 from business with customers outside the Deutsche Telekom Group, a decrease of 2.9 percent year-on-year. The 3.6 percent improvement in net revenue in Enterprise Services was not enough to fully offset the 10.7 percent decline in net revenue in Business Services.

The growth in net revenue at Enterprise Services was the main factor in the positive development at Systems Integration and, to a lesser extent, an improvement in the Computing & Desktop Services area, despite continued price pressure. However, it was not enough to offset the negative trend in telecommunications services for multinational business customers and customers of the Business Services unit. Growth in the IP segment failed to make up for the massive drop in prices for voice and data communications.

Business Customers: EBITDA, adjusted EBITDA

In the first half of 2007, the Business Customers area generated EBITDA of EUR 0.5 billion. This 15.9 percent year-on-year decrease is mainly attributable to continued high price and competitive pressure. Lower margins and sustained cost pressure among business customers also had a negative impact. Adjusted EBITDA also amounted to EUR 0.5 billion, a decline of 22.4 percent year-on-year.

Business Customers: EBIT, adjusted EBIT

In the first half of 2007, EBIT (profit from operations) was EUR 78 million, a decrease of 51.3 percent compared to the same period last year. This is primarily due to a decline in revenue. Adjusted EBIT amounts to EUR 102 million, which is 57.9 percent less than in the previous year.

For both EBIT and adjusted EBIT, the decline compared with the prior-year period slowed in the second quarter of 2007. This reflects the successful implementation of the various cost-cutting and efficiency enhancement programs.

Business Customers: Personnel

The average headcount within the Business Customers strategic business area increased slightly, by 2.4 percent, compared with the prior-year period. This growth is largely attributable to the inclusion of gedas since April 2006.

Deutsche Telekom First half of 2007  40

Group Headquarters & Shared Services.

a	Real Estate Services = DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTe Immobilien-Hungary Szolgáltató z.R.t., and DeTeImmobilien-Slovakia s.r.o.
b	Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).
c	Primarily Deutsche Telekom International Finance B.V., T-Venture Holding GmbH, DeTe Assekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, headquarters and shared services functions of Magyar Telekom as well as Fachhochschule Leipzig, Human Resources Management.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit mainly consists of Real Estate Services, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. Since the beginning of the 2007 financial year, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Until the end of 2006, these had been reported in the Broadband/Fixed Network strategic business area together with the activities on the Hungarian business customers market. The integration of Magyar Telekom’s business customer activities in Hungary into the Business Customers strategic business area also resulted in the reclassification of this company’s shared services and headquarters functions.

In the first half of 2007, Group Headquarters & Shared Services generated proceeds of around EUR 0.4 billion from the sale of additional real estate as part of its program to dispose of non-core assets. Moreover, Deutsche Telekom sold the remaining shares of Sireo Real Estate Asset Management GmbH to co-owner Corpus Immobiliengruppe GmbH & Co. KG with the approval of the German Federal Cartel Office.

Vivento continued its sale of business models in the first half of 2007 to support the reduction of personnel within the Group. As of April 1, 2007, Vivento sold Vivento Customer Services GmbH’s call centers in Suhl and Cottbus, transferring operations to walter ComCare. Another five Vivento Customer Services GmbH sites were transferred to the arvato group as of May 1, 2007, also by means of a transfer of operations. These were the call centers in Erfurt, Neubrandenburg, Potsdam, Rostock and Stuttgart. Altogether, some 1,200 employees moved to different employers under the transfers in the first half of 2007.

Deutsche Telekom First half of 2007  41

Vivento Interim Services GmbH, a wholly owned subsidiary of Deutsche Telekom AG, has been successfully supporting the Group’s workforce restructuring for a year. To date, the company has only employed junior staff of Deutsche Telekom who were unable to find permanent employment after successfully completing their final examinations. By the end of June 2007, some 450 employees had been engaged throughout the Group under temporary contracts to fill short- term gaps that had resulted from the staff restructuring measures and could not be filled by transferees. In order to expand the successful model, Deutsche Telekom transferred Vivento Interim Services GmbH into a joint venture with Manpower at the end of June 2007, which then began operations in early July 2007. The transformation of Vivento Interim Services GmbH into a joint venture and its integration into the Manpower group has created a specialist for flexible personnel placement in the telecommunications industry.

Apart from the sale of business models, Vivento continues to focus on placing personnel and expanding its own employment options. The workforce at Vivento totaled approximately 11,100 employees at the end of the second quarter of 2007: around 600 are Vivento’s own staff and management, some 5,500 are employees of the Vivento business lines (of which around 3,600 are in the call center unit and around 1,900 at Vivento Technical Services GmbH), and approximately 5,000 are transferees. Of these, around 3,100 were engaged on a temporary basis at the reporting date. In the first half of 2007 around 3,600 staff left Vivento. This means that since its formation, some 26,900 employees have found new jobs outside Vivento. Vivento took on around 1,200 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 38,000. The employment rate remained high in the first half of 2007. During the reporting period, around 84 percent of the approximately 10,500 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Second quarter of 2007				First half of 2007
	Q1 2007 millions of €	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Total revenue	952	988	914	8.1	1,940	1,806	7.4	3,758
EBIT (loss from operations)	(250)	(215)	(294)	26.9	(465)	(412)	(12.9)	(2,138)
EBIT margin (%)	(26.3)	(21.8)	(32.2)		(24.0)	(22.8)		(56.9)
Depreciation, amortization and impairment losses	(182)	(189)	(197)	4.1	(371)	(375)	1.1	(947)
EBITDA[a]	(68)	(26)	(97)	73.2	(94)	(37)	n.a.	(1,191)
Special factors affecting EBITDA[a]	(135)	(5)	(3)	(66.7)	(140)	(10)	n.a.	(730)
Adjusted EBITDA[a]	67	(21)	(94)	77.7	46	(27)	n.a.	(461)
Adjusted EBITDA margin[a] (%)	7.0	(2.1)	(10.3)		2.4	(1.5)		(12.3)
Cash capex[b]	(117)	(82)	(106)	22.6	(199)	(221)	10.0	(508)
Number of employees[c]	29,308	27,241	30,793	(11.5)	28,275	30,892	(8.5)	30,755
of which: at Vivento[d]	13,500	11,100	14,800	(25.0)	11,100	14,800	(25.0)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 74 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom First half of 2007  42

Group Headquarters & Shared Services: Total revenue

Group Headquarters & Shared Services in the first six months of 2007 continued its positive revenue trend, with total revenue up 7.4 percent year-on-year. A key factor driving this trend was revenue growth at Vivento as a result of its expansion in the call center field and at Vivento Technical Services GmbH. Real estate operations also experienced a positive revenue trend, due in large part to increased revenue at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH. In addition, the real estate group had higher revenues from the strategic business areas for facility management services, particularly for co-location. Revenue from DeTeFleetServices GmbH’s fleet business also rose due to higher proceeds from vehicle sales as part of a regular replacement process and due to a higher average number of vehicles in the fleet. This continued positive trend was partially offset by reductions in rental charges for technical facilities and more efficient use of leased floor space by the strategic business areas.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA improved substantially in the first half of 2007, benefiting in particular from revenue growth at Vivento as a result of productivity increases and from a reduced headcount at Vivento. In addition, expenses related to the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area affected the prior-year period. As in the first quarter of 2007, higher proceeds from real estate sales and lower personnel costs due to headcount reductions in the real estate area also helped increase adjusted EBITDA. Income from the reversal of a provision in connection with the housing assistance program (Wohnungsfürsorge) effected the prior-year period, after arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved. A decline in rental revenues, for which higher revenue in the low-margin facility management business failed to compensate, also had a negative effect on adjusted EBITDA. Special factors affecting EBITDA rose by EUR 130 million year-on-year. These mainly included expenses for the sale of further call center locations of Vivento Customer Services GmbH. In the prior-year period, the special factors were mainly expenses for severance payments and proceeds from transfer payments to Vivento.

Group Headquarters & Shared Services: EBIT

EBIT (profit/loss from operations) decreased by EUR 53 million compared with the prior-year period, primarily due to the same effects that influenced adjusted EBITDA and special factors affecting EBITDA.

Group Headquarters & Shared Services: Personnel

The average number of employees during the reporting period was 28,275, a reduction of 2,617 compared with the first half of 2006. This reflects in particular the ongoing headcount reduction at Vivento.

Deutsche Telekom First half of 2007  43

Risks and opportunities.

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2006 Annual Report.

Legal.

•

In the suit for damages filed by Dr. Harisch claiming he had paid excessive rates to Deutsche Telekom AG for subscriber data, the plaintiff has increased his claim by approximately EUR 283 million. The amount in dispute has thus risen to approximately EUR 612 million.

•

In the arbitration proceedings filed by the Federal Republic of Germany against Deutsche Telekom AG regarding, among other issues, disputes relating to the truck toll collection system, the six-month notice period for the Federal Republic’s contractual right of termination in the event of the final operating permit not being granted described in the Annual Report has expired. The right of termination can therefore no longer be exercised.

Deutsche Telekom intends to defend itself and pursue its claims resolutely in these court and arbitration proceedings.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2006, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Deutsche Telekom First half of 2007  44

Outlook.

Significant events after the balance sheet date (June 30, 2007).

Group

Deutsche Telekom makes offer for Orange NL.

•

Deutsche Telekom AG has submitted an offer to France Télécom to acquire its mobile and broadband operations in the Netherlands. The transaction requires the approval of the EU anti-trust authorities and the conclusion of the worker’s council consultation procedure. The acquisition of the Dutch mobile carrier is in line with Deutsche Telekom AG’s strategy to grow abroad with mobile communications.

Deutsche Telekom signs contract for the sale of T-Online Spain.

•

Deutsche Telekom AG has reached an agreement with France Télécom España S.A. for the sale of its Spanish Internet company T-Online Spain S.A.U. T-Online Spain S.A.U. has been shown in the Broadband/Fixed Network strategic business area. France Télécom España S.A. will acquire all shares of the Deutsche Telekom subsidiary, which provides Internet services under the Ya.Com brand in Spain. This sale forms part of the “Focus, fix and grow” strategy launched on March 1, 2007. The Spanish anti-trust authorities approved the sale on July 27, 2007.

2008 corporate tax reform – significant reduction in effective tax burden on German companies.

•

On July 6, 2007, the Bundesrat, the chamber representing the federal states, approved the Corporate Tax Reform Act 2008 that the German national parliament, the Bundestag, had already resolved on May 25, 2007. In particular, the 2008 corporate tax reform now passed reduces the corporate income tax rate from 25 percent to 15 percent effective January 1, 2008. This will lower the overall tax burden on profits generated in Germany by corporations like Deutsche Telekom from around 39 percent at present to approximately 30 percent. In the third quarter of 2007, the carrying amounts for domestic deferred tax assets and liabilities must be adjusted to take account of the new rate of taxation. This will result in a one-time deferred tax expense which, however, does not imply additional tax payments and attending negative liquidity and interest effects.

Second brand Congstar launched.

•

On July 17, 2007, Deutsche Telekom AG launched its second brand Congstar for wireless telephone and Internet services. The brand uses Deutsche Telekom’s networks as an independent company, which means it pays market prices for wholesale services provided by Deutsche Telekom AG like other market players. Congstar’s business model is centered on the less assistance-intensive sale of products via the Internet and call centers, and focuses on modular solutions for mobile and Internet services. A basic rate for both mobile and Internet packages can be enhanced to suit individual needs – by adding different flat rates for voice telephony or messaging, for example. One of the main ways Congstar differs from the brands of other providers is that there is no subscription fee and no minimum revenue requirement. There is also no minimum contract term. All products can be cancelled at the end of the month with two weeks’ notice.

Deutsche Telekom commits to climate protection.

•

Deutsche Telekom has signed the Caring for Climate statement together with some 100 other multinationals. The voluntary commitment to reducing CO2 emissions was officially presented at the Global Compact Leaders Summit 2007 in Geneva, to which UN Secretary-General Ban Ki-moon had invited companies on July 5 and 6, 2007. In addition to the reduction in CO2 emissions, the goals are to enhance energy efficiency and develop strategies to minimize the risks of climate change.

Deutsche Telekom First half of 2007  45

Mobile Communications

T-Mobile cuts roaming prices in time for the start of the summer holiday period.

•

T-Mobile was the first mobile communications provider in Germany to comply with the EU Commission’s new roaming regulations ahead of the deadline. With T-Mobile Weltweit over 10 million customers have been benefiting from the new roaming rates since July 1, 2007. The T-Mobile Weltweit calling plan is available to both contract and prepaid customers and can be used in all networks within the EU, as well as in Croatia, Gibraltar, La Réunion, and the French Caribbean.

T-Mobile’s structure simplified.

•

On July 10, 2007, upon its entry in the commercial register, the reorganization of the T-Mobile parent company under corporate law took effect, simplifying the structure of the T-Mobile group removing one level. The new parent company of the T-Mobile group is T-Mobile International AG, which was already the home of the board of management of T-Mobile. Simplifying the legal structure of the T-Mobile group means that tax gains can be offset against tax losses or losses carried forward quicker than before, which will have a positive effect on liquidity and not have an effect on profit or loss in the second half of 2007.

T-Mobile USA honored again for customer care.

•

For the sixth time in succession, J.D. Power has honored T-Mobile USA as the wireless carrier with the best customer service. T-Mobile USA’s customer care score was significantly higher than that of the carrier ranked second. The semi-annual study carried out by the prominent U.S. market research institute is based on 10,500 interviews with contract customers who are asked to rate factors such as satisfaction with first contact resolution, short hold times, and also satisfaction with the automated response system.

Broadband/ Fixed Network

One-time charges for local loop, line sharing, and leased lines cut by the Federal Network Agency.

•

New, lower one-time charges that competitors will have to pay to Deutsche Telekom became effective on July 1, 2007. Deutsche Telekom AG will be allowed to demand a provisioning charge of EUR 36.19 for the local loop and a cancellation charge of EUR 5.21. Another set of changes applies to provisioning and cancellation fees as well as the monthly charge for joint access to the local loop, otherwise known as line sharing. From July 1, 2007, a monthly access charge of EUR 1.91 has been set for line sharing. The charge for the most common provisioning model, a new connection without work at the cable distributor or the end customer’s premises, will be EUR 60.82. The third set of charges that received new approval were the one-time provisioning charges and the monthly charges for carrier leased lines, which competitors need to complete their own networks. The charges in connection with the local loop and line sharing were approved until the end of June 2008, the charges for leased lines until the end of March 2008.

Business Customers

alphyra Group outsources all data centers and terminal operations to T-Systems.

•

The Irish-based alphyra Group is outsourcing the entire operation of its over 40,000 payment terminals in Germany to T-Systems. The contract runs over a term of ten years and, with a volume of around EUR 50 million, includes complete network infrastructure and data center services as well as logistics services for the terminals. alphyra’s goal is to standardize its ICT systems, generate synergy effects, and focus exclusively on its core business. One of alphyra’s lines of business is Top-Up, which enables customers to load prepaid credit onto their mobile phones at payzone terminals in chain stores. T-Systems will connect all of the terminals to the data center in Magdeburg via a standardized network platform.

Deutsche Telekom First half of 2007  46

T-Systems runs core systems for SCHUFA.

•

T-Systems’ existing master agreement with SCHUFA Holding AG will be updated and extended by an operations agreement. The total volume will be EUR 70 million. T-Systems will take over the management and monitoring of business processes for the next seven years. A new IT platform will provide 99.9 percent availability of all data for 24/7 operation for the around 80 million inquiries made every year by the 4,500 or so contract customers such as banks, mail order and telecommunications companies.

Jet Aviation relies on T-Systems for its continuing expansion plans.

•

T-Systems has taken over the operation of Jet Aviation’s SAP infrastructure in Europe, North and South America as well as the Middle and Far East. Jet Aviation is one of the world’s leading business aviation companies and is based in Switzerland. T-Systems will provide the required computing power for all SAP applications for a period of five years, making the company one of the largest providers in this sector worldwide. In addition, T-Systems is responsible for the central resource center that handles technical questions from SAP users at Jet Aviation.

Deutsche Telekom First half of 2007  47

Development of revenue and profits.6

Market expectations

The encouraging growth in Deutsche Telekom’s international markets continues unabated, particularly in the key markets of the United States and the United Kingdom. Deutsche Telekom’s domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management

Deutsche Telekom is responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, will safeguard Deutsche Telekom’s customer relationships and revenues. Additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore support the long-term sustainability of cash flow. These measures assist Deutsche Telekom in its continuing goal of offering its shareholders an attractive dividend. The immense changes in Deutsche Telekom’s market environment – in particular the rapid technological change – are forcing it to adjust its workforce structure by cutting jobs in a socially responsible manner. The workforce reduction will be implemented using voluntary instruments such as partial retirement, severance and voluntary redundancy payments and early retirement.

General statement on business development in the Group

In view of the expected market situation in the individual business areas, Deutsche Telekom aims to again achieve positive results for the entire Group.

It is vital to the Group’s long-term success that it remain on a sound financial footing. This includes, for example, maintaining a net debt to adjusted EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt, and appropriate gearing (ratio of net debt to shareholders’ equity) of between 0.8 and 1.2.

6	Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

T-Mobile expects mobile communications revenues to grow in 2007. Major drivers will be the expected further growth at T-Mobile USA and T-Mobile UK and the first-time consolidation of the Polish subsidiary PTC for a full financial year. In view of continuing pressure on prices and increased sales costs, the business area expects a slight year-on-year deterioration of EBITDA for European markets (excluding PTC) as a whole, which is likely to be more than offset by further increases in EBITDA in the United States and the full consolidation of PTC. Regulatory decisions and future trends in exchange rates for the U.S. dollar and sterling against the euro may affect T-Mobile’s revenues and profits in euros.

Deutsche Telekom First half of 2007  48

Broadband/ Fixed Network

In the DSL business, the Broadband/Fixed Network business area will defend its market share and expects an increase in the number of broadband lines, also driven by strong market growth in this segment. Additionally, the business area wants to establish its triple-play products. A major element of this strategy will be the expansion of the high-speed infrastructure.

In 2007, the traditional fixed-network business will continue to be adversely affected by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. This will be set against efficiency measures that have been implemented and in some cases already realized. Broadband/Fixed Network has launched a quality and service campaign in 2007 to safeguard and defend the core voice and access business. Preparations are also underway to migrate operations from the old PSTN to new IP-based technology in order to introduce innovative and competitive IP access.

Based on these assumptions, the Broadband/Fixed Network business area expects the downward earnings trend to continue in 2007.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a highly competitive market. The focus in the core telecommunications business (voice, data, IP) is on winning back customers. The Enterprise Services unit plans to expand its market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, growth is to be generated mainly by expanding the outsourcing business. The Business Customers area expects the ongoing intense pressure on prices and from competition to continue to have a decisive impact on revenues in 2007.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services are influenced largely by Vivento (including the development of the business models and the realization of internal and external employment opportunities) and by continued staff restructuring in the Group.

Deutsche Telekom First half of 2007  49

Interim consolidated financial statements.

Consolidated income statement.

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006[a] millions of €	Change %	H1 2007 millions of €	H1 2006[a] millions of €	Change %	FY 2006 millions of €
Net revenue	15,575	15,130	2.9	31,028	29,972	3.5	61,347

Cost of sales	(8,590)	(8,057)	(6.6)	(17,210)	(15,878)	(8.4)	(34,755)
Gross profit	6,985	7,073	(1.2)	13,818	14,094	(2.0)	26,592

Selling expenses	(4,039)	(4,014)	(0.6)	(8,012)	(7,788)	(2.9)	(16,410)
General and administrative expenses	(1,163)	(1,101)	(5.6)	(2,228)	(2,178)	(2.3)	(5,264)
Other operating income	502	256	96.1	888	606	46.5	1,257
Other operating expenses	(242)	(129)	(87.6)	(628)	(331)	(89.7)	(888)
Profit from operations	2,043	2,085	(2.0)	3,838	4,403	(12.8)	5,287

Finance costs	(685)	(602)	(13.8)	(1,343)	(1,260)	(6.6)	(2,540)
Interest income	69	94	(26.6)	116	167	(30.5)	297
Interest expense	(754)	(696)	(8.3)	(1,459)	(1,427)	(2.2)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	(49)	n.a.	16	(17)	n.a.	24
Other financial income (expense)	(110)	(101)	(8.9)	(204)	(25)	n.a.	(167)
Profit (loss) from financial activities	(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)

Profit before income taxes	1,261	1,333	(5.4)	2,307	3,101	(25.6)	2,604

Income taxes	(519)	(207)	n.a.	(990)	(777)	(27.4)	970
Profit after income taxes	742	1,126	(34.1)	1,317	2,324	(43.3)	3,574

Profit (loss) attributable to minority interests	134	108	24.1	250	216	15.7	409
Net profit (profit (loss) attributable to equity holders of the parent)	608	1,018	(40.3)	1,067	2,108	(49.4)	3,165

Earnings per share

	Second quarter of 2007			First half of 2007
	Q2 2007	Q2 2006[a]	Change %	H1 2007	H1 2006[a]	Change %	FY 2006
Earnings per share/ADS
Basic (€)	0.14	0.24	(41.7)	0.25	0.49	(49.0)	0.74
Diluted (€)	0.14	0.24	(41.7)	0.25	0.49	(49.0)	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First half of 2007  50

Consolidated balance sheet.

	June 30, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	June 30, 2006[a] millions of €
Assets
Current assets	15,241	15,951	(710)	(4.5)	18,659
Cash and cash equivalents	2,146	2,765	(619)	(22.4)	5,667
Trade and other receivables	7,582	7,753	(171)	(2.2)	7,280
Current recoverable income taxes	442	643	(201)	(31.3)	489
Other financial assets	1,474	1,825	(351)	(19.2)	1,639
Inventories	1,138	1,129	9	0.8	1,289
Non-current assets and disposal groups held for sale	705	907	(202)	(22.3)	455
Other assets	1,754	929	825	88.8	1,840
Non-current assets	109,267	114,209	(4,942)	(4.3)	108,180
Intangible assets	56,255	58,014	(1,759)	(3.0)	51,961
Property, plant and equipment	43,961	45,869	(1,908)	(4.2)	45,821
Investments accounted for using the equity method	155	189	(34)	(18.0)	1,857
Other financial assets	624	657	(33)	(5.0)	633
Deferred tax assets	7,778	8,952	(1,174)	(13.1)	7,302
Other assets	494	528	(34)	(6.4)	606

Total assets	124,508	130,160	(5,652)	(4.3)	126,839

Liabilities and shareholders’ equity
Current liabilities	22,024	22,088	(64)	(0.3)	23,049
Financial liabilities	9,517	7,683	1,834	23.9	10,517
Trade and other payables	5,559	7,160	(1,601)	(22.4)	5,852
Income tax liabilities	533	536	(3)	(0.6)	855
Provisions	2,750	3,093	(343)	(11.1)	2,539
Liabilities directly associated with non-current assets held for sale	103	17	86	n.a.	13
Other liabilities	3,562	3,599	(37)	(1.0)	3,273
Non-current liabilities	55,272	58,402	(3,130)	(5.4)	55,417
Financial liabilities	36,106	38,799	(2,693)	(6.9)	37,166
Provisions for pensions and other employee benefits	6,199	6,167	32	0.5	6,305
Other provisions	2,921	3,174	(253)	(8.0)	1,865
Deferred tax liabilities	7,504	8,083	(579)	(7.2)	8,107
Other liabilities	2,542	2,179	363	16.7	1,974
Liabilities	77,296	80,490	(3,194)	(4.0)	78,466

Shareholders’ equity	47,212	49,670	(2,458)	(4.9)	48,373
Issued capital	11,164	11,164	—	—	11,325
Capital reserves	51,513	51,498	15	0.03	51,990
Retained earnings including carryforwards	(16,864)	(16,977)	113	0.7	(17,257)
Other comprehensive income	(2,770)	(2,275)	(495)	(21.8)	(2,636)
Net profit	1,067	3,165	(2,098)	(66.3)	2,108
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	44,105	46,570	(2,465)	(5.3)	45,525
Minority interests	3,107	3,100	7	0.2	2,848

Total liabilities and shareholders’ equity	124,508	130,160	(5,652)	(4.3)	126,839

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First half of 2007  51

Consolidated cash flow statement.

Deutsche Telekom First half of 2007  52

	Second quarter of 2007		First half of 2007
	Q2 2007 millions of €	Q2 2006[a] millions of €	H1 2007 millions of €	H1 2006[a] millions of €	FY 2006 millions of €
Profit after income taxes	742	1,126	1,317	2,324	3,574

Depreciation, amortization and impairment losses	2,770	2,664	5,518	5,234	11,034
Income tax expense (benefit)	519	207	990	777	(970)
Interest income and interest expenses	685	602	1,343	1,260	2,540
Other financial (income) expense	110	101	204	25	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(13)	49	(16)	17	(24)
Other non-cash transactions	(229)	27	(225)	52	32
Profit on the disposal of intangible assets and property, plant and equipment	(31)	(1)	(143)	(84)	(72)
Change in assets carried as working capital	311	(70)	(849)	(875)	(17)
Change in provisions	(195)	(437)	(192)	(713)	1,585
Change in other liabilities carried as working capital	(395)	(191)	(1,293)	(428)	353
Income taxes received (paid)	(204)	(271)	(47)	(483)	(1,248)
Dividends received	3	7	9	13	27
Cash generated from operations	4,073	3,813	6,616	7,119	16,981
Interest paid	(1,491)	(1,410)	(2,180)	(2,111)	(4,081)
Interest received	568	495	779	687	1,322

Net cash from operating activities	3,150	2,898	5,215	5,695	14,222

Cash outflows for investments in
Intangible assets	(241)	(255)	(440)	(483)	(4,628)
Property, plant and equipment	(1,343)	(1,670)	(3,167)	(3,486)	(7,178)
Non-current financial assets	(66)	(384)	(81)	(499)	(624)
Investments in fully consolidated subsidiaries	(7)	(1,378)	(2)	(1,668)	(2,265)
Proceeds from disposal of
Intangible assets	(2)	32	21	32	35
Property, plant and equipment	187	113	521	404	532
Non-current financial assets	42	18	89	218	249
Investments in fully consolidated subsidiaries and business units	468	(26)	468	(26)	(21)
Net change in short-term investments and marketable securities and receivables	135	(223)	262	(363)	(348)
Other	(28)	6	32	(57)	(57)

Net cash used in investing activities	(855)	(3,767)	(2,297)	(5,928)	(14,305)

Proceeds from issue of current financial liabilities	15,372	176	20,117	350	3,817
Repayment of current financial liabilities	(16,102)	(441)	(21,304)	(1,006)	(9,163)
Proceeds from issue of non-current financial liabilities	48	1,753	1,296	5,070	7,871
Repayment of non-current financial liabilities	(36)	(97)	(57)	(180)	(492)
Dividend payments	(3,380)	(3,012)	(3,502)	(3,076)	(3,182)
Share buy-back	—	—	—	—	(709)
Proceeds from the exercise of stock options	5	3	11	7	16
Repayment of lease liabilities	(46)	(72)	(99)	(128)	(219)

Net cash from (used in) financing activities	(4,139)	(1,690)	(3,538)	1,037	(2,061)

Effect of exchange rate changes on cash and cash equivalents	7	(117)	1	(112)	(66)
Net increase (decrease) in cash and cash equivalents	(1,837)	(2,676)	(619)	692	(2,210)
Cash and cash equivalents, at the beginning of the period	3,983	8,343	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	2,146	5,667	2,146	5,667	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First half of 2007  53

Deutsche Telekom First half of 2007  54

Statement of recognized income and expense.

	H1 2007 millions of €	H1 2006 millions of €	FY 2006 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(3)	3
Recognition of other comprehensive income in income statement	(1)	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(9)	264	385
Recognition of other comprehensive income in income statement	(2)	(6)	(8)
Revaluation due to business combinations	(87)	(4)	395
Exchange differences on translation of foreign subsidiaries	(394)	(1,773)	(1,747)
Other income and expense recognized directly in equity	75	4	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(38)	314
Deferred taxes on items in other comprehensive income	1	(84)	(275)

Income and expense recognized directly in equity	(417)	(1,641)	(854)

Profit after income taxes	1,317	2,324	3,574

Recognized income and expense	900	683	2,720

Minority interests	256	178	517
Equity attributable to equity holders of the parent	644	505	2,203

Deutsche Telekom First half of 2007  55

Selected explanatory notes.

Accounting policies.

In accordance with § 37y of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) in conjunction with §37w No. 2 WpHG, Deutsche Telekom AG’s half-year financial statements comprise interim consolidated financial statements, an interim Group management report and a responsibility statement pursuant to § 297 (2) sentence 3 and § 315 (1) sentence 6 of the German Commercial Code (Handelsgesetzbuch – HGB). The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU, and the interim Group management report in accordance with the applicable provisions of the WpHG.

Statement of compliance

The interim consolidated financial statements for the period ended June 30, 2007 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Report is, consequently, also in compliance with IFRS as published by the IASB.

In the opinion of the Board of Management, the reviewed half-year financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Deutsche Telekom First half of 2007  56

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first six months of 2006. These were primarily the tele.ring group and PTC, which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. In addition, the gedas group, which was acquired in the first quarter of 2006, has been fully consolidated from March 31, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2007

	Mobile Communications millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	1,057	5	144	(1)	1,205
Cost of sales	(915)	(1)	(120)	9	(1,027)

Gross profit (loss)	142	4	24	8	178

Selling expenses	(122)	(4)	(11)	0	(137)
General and administrative expenses	(83)	(2)	(30)	1	(114)
Other operating income	35	0	13	(5)	43
Other operating expenses	(3)	0	(10)	12	(1)

Profit (loss) from operations	(31)	(2)	(14)	16	(31)

Finance costs	(4)	0	(1)	0	(5)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(62)	0	0	0	(62)
Other financial income (expense)	(2)	0	0	(6)	(8)

Profit (loss) from financial activities	(68)	0	(1)	(6)	(75)

Profit (loss) before income taxes	(99)	(2)	(15)	10	(106)

Income taxes	3	(1)	4	(8)	(2)

Profit (loss) after income taxes	(96)	(3)	(11)	2	(108)

Profit (loss) attributable to minority interests	0	0	0	(6)	(6)
Net profit (loss)	(96)	(3)	(11)	8	(102)

Selected notes to the consolidated income statement.

Cost of sales

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Cost of sales	(8,590)	(8,057)	(6.6)	(17,210)	(15,878)	(8.4)	(34,755)

The increase in the cost of sales is primarily a result of changes in the composition of the Group, the growth in the number of T-Mobile USA customers and the successful launch of the Flext rates by T-Mobile UK.

Deutsche Telekom First half of 2007  57

Selling expenses

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Selling expenses	(4,039)	(4,014)	(0.6)	(8,012)	(7,788)	(2.9)	(16,410)

In addition to the effects of changes in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commissions paid by the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase in commissions was due to a higher number of new contracts (Mobile Communications) and the successful introduction of complete packages (Broadband/Fixed Network).

Profit/loss from financial activities

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006[a] millions of €	Change %	H1 2007 millions of €	H1 2006[a] millions of €	Change %	FY 2006 millions of €
Profit (loss) from financial activities	(782)	(752)	(4.0)	(1,531)	(1,302)	(17.6)	(2,683)
Finance costs	(685)	(602)	(13.8)	(1,343)	(1,260)	(6.6)	(2,540)
Interest income	69	94	(26.6)	116	167	(30.5)	297
Interest expense	(754)	(696)	(8.3)	(1,459)	(1,427)	(2.2)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	(49)	n.a.	16	(17)	n.a.	24
Other financial income (expense)	(110)	(101)	(8.9)	(204)	(25)	n.a.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities for the first half of 2007 compared to the first half of 2006 was primarily attributable to other financial expense.

In the first half of 2006, other financial expense included income from the sale of Celcom (EUR 196 million), whereas in the first half of 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo were realized in other financial expense.

Income taxes

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006[a] millions of €	Change %	H1 2007 millions of €	H1 2006[a] millions of €	Change %	FY 2006 millions of €
Income taxes	(519)	(207)	n.a.	(990)	(777)	(27.4)	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Income taxes increased year-on-year despite the decrease in profits before income taxes. This was mainly due to the one-time favorable effect on earnings caused by the reversal of a provision for income taxes in 2006.

Deutsche Telekom First half of 2007  58

Other disclosures.

Executive bodies

The Supervisory Board of Deutsche Telekom appointed Mr. Thomas Sattelberger as the new Chief Human Resources Officer (CHRO) and Labor Director effective May 3, 2007. He succeeded Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Deutsche Telekom Board of Management, who took over as acting CHRO at the start of 2007 following the departure of Dr. Heinz Klinkhammer from the Board of Management at the end of 2006.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following shareholders’ representatives to the Supervisory Board:

Mr. Lawrence H. Guffey, London, Senior Managing Director, The Blackstone Group International Limited (Mr. Guffey’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

Mr. Ulrich Hocker, Düsseldorf, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz e. V. (Mr. Hocker’s election at the shareholders’ meeting confirmed his appointment as member of the Supervisory Board by the Bonn District Court).

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board as employees’ representative with effect from the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the 2007 shareholders’ meeting.

Effective at the end of May 31, 2007, Mr. Lothar Pauly, Member of the Board of Management responsible for Business Customers and Production, left the Deutsche Telekom Board of Management. Dr. Karl-Gerhard Eick and Mr. Hamid Akhavan have temporarily taken over responsibility for Business Customers and Production on Deutsche Telekom’s Board of Management. Dr. Eick has assumed temporary responsibility for direct sales, business customers and billing while Mr. Akhavan has taken over temporary responsibility for technology, IT and processes as well as procurement and infrastructure.

Personnel

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Personnel costs	(3,536)	(3,431)	(3.1)	(7,015)	(6,870)	(2.1)	(16,542)

The increase in personnel costs was primarily caused by staff-related measures (voluntary redundancy, severance and compensation payments) and changes in the composition of the Group.

The personnel cost ratio in the first half of 2007 was 22.6 percent of net revenue. This was an improvement of 0.3 percentage points over the prior-year period.

Deutsche Telekom First half of 2007  59

Average number of employees

	Second quarter of 2007			First half of 2007
	Q2 2007	Q2 2006	Change %	H1 2007	H1 2006	Change %	FY 2006
Deutsche Telekom Group	244,046	249,394	(2.1)	245,668	246,409	(0.3)	248,480
Non-civil servants	205,163	206,049	(0.4)	206,135	202,626	1.7	205,511
Civil servants	38,883	43,345	(10.3)	39,533	43,783	(9.7)	42,969
Trainees and student interns	10,423	9,955	4.7	10,679	10,201	4.7	10,346

The reduction in the average number of employees was primarily caused by the sale of call centers and workforce restructuring in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

Deutsche Telekom First half of 2007  60

Number of employees at balance sheet date

	June 30, 2007	Dec. 31, 2006	Change	Change %	June 30, 2006
Deutsche Telekom Group	242,703	248,800	(6,097)	(2.5)	249,991
Germany	153,822	159,992	(6,170)	(3.9)	167,642
International	88,881	88,808	73	0.1	82,349
Non-civil servants	204,108	208,420	(4,312)	(2.1)	207,073
Civil servants	38,595	40,380	(1,785)	(4.4)	42,918
Trainees and student interns	9,490	11,840	(2,350)	(19.8)	9,017

The reduction in the number of employees at the reporting date was also caused by the sale of call centers and workforce reduction in Germany and Eastern Europe. There was, on the other hand, an increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007 millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Amortization and impairment of intangible assets	(797)	(630)	(26.5)	(1,578)	(1,247)	(26.5)	(2,840)
of which: UMTS licenses	(227)	(222)	(2.3)	(455)	(444)	(2.5)	(893)
of which: U.S. mobile communications licenses	—	—	—	(7)	—	n.a.	(33)
of which: goodwill	—	—	—	—	(10)	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(1,973)	(2,034)	3.0	(3,940)	(3,987)	1.2	(8,194)
Total depreciation, amortization and impairment losses	(2,770)	(2,664)	(4.0)	(5,518)	(5,234)	(5.4)	(11,034)

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization, in particular following the acquisition in 2006 of tele.ring and PTC by the Mobile Communications business area. The majority is attributable to amortization of the customer base and brand names.

Deutsche Telekom First half of 2007  61

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Second quarter of 2007		First half of 2007
	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
Calculation of basic earnings per share
Net profit[a] (millions of €)	608	1,018	1,067	2,108	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	—	13	—	38	38
Adjusted net profit (basic)[a] (millions of €)	608	1,031	1,067	2,146	3,203
Number of ordinary shares issued (millions)	4,361	4,273	4,361	4,236	4,309
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(2)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(21)	(22)	(21)	(23)	(22)
Effect from the potential conversion of the mandatory convertible bond (millions)	—	111	—	138	68
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,338	4,360	4,338	4,349	4,353

Basic earnings per share/ADS[a] (€)	0.14	0.24	0.25	0.49	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

	Second quarter of 2007		First half of 2007
	Q2 2007	Q2 2006	H1 2007	H1 2006	FY 2006
Calculation of diluted earnings per share
Adjusted net profit (basic)[a] (millions of €)	608	1,031	1,067	2,146	3,203
Dilutive effects on profit from stock options (after taxes) (millions of €)	—	—	—	—	—
Net profit (diluted)[a] (millions of €)	608	1,031	1,067	2,146	3,203
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,338	4,360	4,338	4,349	4,353
Dilutive potential ordinary shares from stock options and warrants (millions)	—	—	1	2	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,338	4,360	4,339	4,351	4,354

Diluted earnings per share/ADS[a] (€)	0.14	0.24	0.25	0.49	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First half of 2007  62

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased from EUR 2.8 billion to EUR 2.1 billion, due in part to the payment of dividends of EUR 3.5 billion in the second half of 2007. The reduction was to a large extent offset by free cash flow and proceeds from the sale of T-Online France.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets held for sale and directly associated liabilities

Non-current assets held for sale and directly associated liabilities as of June 30, 2007 primarily relate to T-Online Spain to be disposed of in the Broadband/Fixed Network business area and Deutsche Telekom AG’s real estate portfolio. In addition, T-Online France was sold in the second quarter of 2007.

	T-Online Spain	Deutsche Telekom AG real estate portfolio	Other	Total
	Broadband/ Fixed Network millions of €	Group Headquarters & Shared Services millions of €	millions of €	millions of €
Current assets	77	—	17	94
Cash and cash equivalents	18	—	8	26
Trade and other receivables	32	—	8	40
Other assets	27	—	1	28

Non-current assets	228	281	102	611
Intangible assets	69	—	14	83
Property, plant and equipment	97	281	88	466
Other assets	62	—	—	62

Total non-current assets and disposal groups held for sale	305	281	119	705

Current liabilities	89	—	2	91
Trade and other payables	80	—	—	80
Other liabilities	9	—	2	11

Non-current liabilities	11	—	1	12

Total liabilities directly associated with non-current assets held for sale	100	—	3	103

T-Online Spain

Deutsche Telekom AG has reached an agreement with France Télécom España S.A. for the sale of the Spanish Internet company, T-Online Spain S.A.U. France Télécom España S.A. will acquire the shares of the Deutsche Telekom subsidiary that was a part of the Broadband/Fixed Network strategic business area. The subsidiary provided Internet services under the Ya.Com brand.

The sale of T-Online Spain is part of the “Focus, fix and grow” strategy, which was presented to the public by the Board of Management of Deutsche Telekom on March 1, 2007 and includes the disposal of non-core assets.

The sale is still awaiting approval from the Spanish anti-trust authorities. The company is expected to be deconsolidated by the end of July 2007.

Deutsche Telekom First half of 2007  63

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the usual channels.

Sale of T-Online France

In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network strategic business area, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel has acquired the company, which provides Internet services in France under the Club Internet brand. The company was deconsolidated effective June 30, 2007. The EUR 0.2 billion gain on the disposal has been included in other operating income. The sale of T-Online France is also part of the “Focus, fix and grow” strategy.

Intangible assets and property, plant and equipment

	June 30, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	June 30, 2006 millions of €
Intangible assets	56,255	58,014	(1,759)	(3.0)	51,961
of which: UMTS licenses	12,634	13,101	(467)	(3.6)	13,121
of which: U.S. mobile communications licenses	17,812	18,176	(364)	(2.0)	15,852
of which: goodwill	20,674	20,955	(281)	(1.3)	19,070
Property, plant and equipment	43,961	45,869	(1,908)	(4.2)	45,821

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 0.6 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by EUR 2.4 billion. Other factors contributing to this decrease are the deconsolidation of T-Online France as well as T-Online Spain being designated as held for sale in the Broadband/Fixed Network business area.

Additions to assets

	Second quarter of 2007			First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	Change %	H1 2007[a] millions of €	H1 2006 millions of €	Change %	FY 2006 millions of €
Additions to assets	1,605	2,636	(39.1)	3,111	4,641	(33.0)	13,417
Intangible assets	242	931	(74.0)	453	1,448	(68.7)	6,121
Property, plant and equipment	1,363	1,705	(20.1)	2,658	3,193	(16.8)	7,296

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Additions to assets in the first half of 2007 predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made at Broadband/Fixed Network in the expansion of the access network, in VDSL as the foundation for T-Home Speed, and in ADSL2+ technology.

The lower level of investments compared to the first half of 2006 was primarily due to goodwill arising from the acquisition of the gedas group and tele.ring during the first half of 2006 and the roll-out of the high-speed network that was completed in the first group of cities last year (Broadband/Fixed Network).

Deutsche Telekom First half of 2007  64

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)

Changes in the composition of the Group
Profit (loss) after income taxes				2,108
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends			(3,005)
Mandatory convertible bond	417	1,793	(71)
T-Online merger	161	631
Sale of treasury shares (anniversary campaign)		(1)				1
Proceeds from the exercise of stock options		6
Actuarial gains and losses			(24)
Change in other comprehensive income (not recognized in income statement)			2		(1,576)
Recognition of other comprehensive income in income statement					(5)

Balance at June 30, 2006	11,325	51,990	(17,257)	2,108	(2,636)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)

Changes in the composition of the Group
Profit (loss) after income taxes				1,067
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends			(3,124)
Proceeds from the exercise of stock options		15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			72		(491)
Recognition of other comprehensive income in income statement					(4)

Balance at June 30, 2007	11,164	51,513	(16,864)	1,067	(2,770)	(5)

Deutsche Telekom First half of 2007  65

	Equity attributable to equity holders of the parent	Minority interests			Total[a] (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interest in share- holders’ equity) millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599

Changes in the composition of the Group		(80)		(80)	(80)
Profit (loss) after income taxes	2,108	216		216	2,324
Unappropriated net profit (loss) carried forward
Dividends	(3,005)	(154)		(154)	(3,159)
Mandatory convertible bond	2,139				2,139
T-Online merger	792	(607)		(607)	185
Sale of treasury shares (anniversary campaign)
Proceeds from the exercise of stock options	6				6
Actuarial gains and losses	(24)				(24)
Change in other comprehensive income (not recognized in income statement)	(1,574)	2	(40)	(38)	(1,612)
Recognition of other comprehensive income in income statement	(5)				(5)

Balance at June 30, 2006	45,525	2,785	63	2,848	48,373

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670

Changes in the composition of the Group
Profit (loss) after income taxes	1,067	250		250	1,317
Unappropriated net profit (loss) carried forward
Dividends	(3,124)	(249)		(249)	(3,373)
Proceeds from the exercise of stock options	15				15
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(419)	3	3	6	(413)
Recognition of other comprehensive income in income statement	(4)				(4)

Balance at June 30, 2007	44,105	2,899	208	3,107	47,212

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The decrease in equity is mainly attributable to Deutsche Telekom AG’s dividend payment for the 2006 financial year totaling EUR 3.1 billion in addition to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income. This was to a certain extent offset by the profit for the period.

1,881,508 treasury shares were held at June 30, 2007. Treasury shares accounted for 0.04 percent of capital stock.

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Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of plans, to which no more changes are being made, can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	66	12.36	0	—
Forfeited	521	28.85	1	30.00
Outstanding at June 30, 2007	10,203	24.48	148	29.77
Exercisable as of June 30, 2007	10,203	24.48	148	29.77

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into Deutsche Telekom shares when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	154	10.32
Outstanding at June 30, 2007	3,238	10.30
Exercisable as of June 30, 2007	3,220	10.30

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T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued by T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADS) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	1,147	9.09
Forfeited	363	27.08
Expired	0	—
Outstanding at June 30, 2007	8,724	21.60
Exercisable as of June 30, 2007	8,724	21.60

Magyar Telekom stock option plan

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. This stock option plan expired on June 30, 2007.

	SOP 2002
	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	414	944.00
Forfeited	893	944.00
Outstanding at June 30, 2007	0	—
Exercisable as of June 30, 2007	0	—

Deutsche Telekom First half of 2007  68

Mid-term incentive plan/long-term incentive plan.

Mid-term incentives plans (MTIPs) were introduced to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries at Deutsche Telekom AG (including the former T-Online International AG’s plans issued prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Deutsche Telekom AG MTIP

The Deutsche Telekom AG MTIP launched for 2007 became effective during the second quarter of 2007 and will remain in force until the end of 2009.

The absolute performance target will be met, if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

The T-Mobile USA LTIP, launched at the beginning of 2007, became effective during the second quarter of 2007 and, similar to the LTIP for 2004 to 2006, will award customer growth and the development of the company performance.

T-Mobile UK MTIP

The T-Mobile UK MTIP launched for 2007 became effective during the second quarter of 2007 and is based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in Deutsche Telekom AG’s plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

Magyar Telekom’s MTIP launched for 2007, became effective during the second quarter of 2007 and is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

The bonus of PTC’s LTIP for 2007, which also became effective during the second quarter of 2007, is based on the achievement of the EBITDA target and is separately calculated for each cycle.

An expense of only EUR 4 million was recognized in the first half of 2007 for the MTIPs linked to the performance of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs for 2005 through 2007 at T-Mobile USA and PTC amounted to EUR 56 million.

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Contingencies and other financial obligations.

Contingencies and other financial obligations totaled EUR 33.3 billion as of June 30, 2007. The increase of EUR 0.8 billion for the reporting period compared with the year-end is primarily due to higher purchase commitments and lease obligations. This was partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz - PTNeuOG).

Significant events after the balance sheet date (June 30, 2007).

For significant events after the balance sheet date, please refer to the “Outlook” section.

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Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.2 billion in the reporting period, compared with EUR 5.7 billion in the prior-year period. The decline is primarily due to cash outflows for staff-related and other restructuring measures amounting to EUR 1.1 billion in the first half of 2007 with comparable payments of only EUR 0.2 billion having been made in the first half of 2006. The negative effect from the decline in profit from operations was partly offset by adjustments primarily in connection with provisions for employee expenses. In addition, tax payments were EUR 0.4 billion less than in the prior-year period, particularly due to the reimbursements of tax prepaid in 2006.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.3 billion as compared with EUR 5.9 billion in the same period in the previous year. In addition to the EUR 0.4 billion reduction in cash outflows for intangible assets and property, plant and equipment, the decrease was primarily the result of cash outflows in the first half of 2006 of EUR 2.1 billion for the acquisition of tele.ring, gedas, additional shares in Maktel and the payment to Toll Collect for which there were no comparable outflows in the first half 2007. Cash inflows of EUR 0.5 billion from the sale of T-Online France and net cash inflows of EUR 0.3 billion generated by receivables, marketable securities and short-term investments also had a positive impact. For the same period in the previous year, the comparable net cash outflow was EUR 0.4 billion.

Net cash from/used in financing activities

In the first half of 2007, net cash used in financing activities amounted to EUR 3.6 billion after a net cash inflow of EUR 1.0 billion in the prior-year period. The change was mainly due to a net increase of EUR 0.5 billion in the repayment of current financial liabilities and a decline of EUR 3.7 billion in net proceeds from the issue of non-current financial liabilities. In the first half of 2007, the issue of commercial papers with a net total of EUR 1.6 billion and a medium-term note totaling EUR 0.5 billion, a loan granted by the European Investment Bank totaling EUR 0.5 billion and other loans of EUR 0.5 billion were almost offset by the repayment of a euro bond of EUR 2.5 billion and a medium-term note of EUR 0.5 billion. In addition, dividend payments increased by EUR 0.4 billion compared to the first half of 2006. This increase was attributable to a EUR 0.1 billion increase in Deutsche Telekom AG’s dividend payment as well as a T-Mobile Czech Republic a.s. dividend payment of EUR 0.1 billion and the payment of 2005 and 2006 dividends by Magyar Telekom amounting to EUR 0.2 billion. No comparable payments have been made in the first half of 2006.

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Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the second quarters and first half-years of 2007 and 2006.

Segment information in the quarters

Q2 2007 Q2 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	15,575	—	15,575	2,043	13	(2,756)	(14)
	15,130	—	15,130	2,085	(49)	(2,638)	(26)
Mobile Communications	8,472	178	8,650	1,297	1	(1,444)	—
	7,677	179	7,856	1,083	38	(1,279)	(1)
Broadband/ Fixed Network[a]	4,762	893	5,655	929	8	(926)	—
	5,014	1,092	6,106	1,268	5	(962)	(4)
Business Customers[a]	2,239	723	2,962	34	1	(221)	(1)
	2,350	858	3,208	48	(92)	(236)	(2)
Group Headquarters & Shared Services[a]	102	886	988	(215)	2	(176)	(13)
	89	825	914	(294)	(1)	(178)	(19)
Reconciliation	—	(2,680)	(2,680)	(2)	1	11	—
	—	(2,954)	(2,954)	(20)	1	17	—

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Half-year segment information

H1 2007 H1 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	31,028	—	31,028	3,838	16	(5,485)	(33)
	29,972	—	29,972	4,403	(17)	(5,189)	(45)
Mobile Communications	16,718	332	17,050	2,363	2	(2,892)	(7)
	15,082	349	15,431	2,138	66	(2,501)	(4)
Broadband/ Fixed Network[a]	9,697	1,790	11,487	1,905	13	(1,830)	(4)
	10,167	2,064	12,231	2,538	8	(1,914)	(14)
Business Customers[a]	4,422	1,446	5,868	78	(1)	(438)	(1)
	4,553	1,718	6,271	160	(91)	(453)	(2)
Group Headquarters & Shared Services[a]	191	1,749	1,940	(465)	2	(350)	(21)
	170	1,636	1,806	(412)	(1)	(350)	(25)
Reconciliation	—	(5,317)	(5,317)	(43)	—	25	—
	—	(5,767)	(5,767)	(21)	1	29	—

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

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Segment information for the 2006 financial year

FY 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/ Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First half of 2007  73

Deutsche Telekom First half of 2007  74

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the results of operations and financial position of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bonn, August 9, 2007

Deutsche Telekom AG Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Timotheus Höttges	Thomas Sattelberger

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Review report by the auditors.

To Deutsche Telekom AG.

We have reviewed the condensed consolidated interim financial statements—comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense and selected explanatory notes—together with the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to June 30, 2007 which are components of the half-year financial report pursuant to § 37w WpHG (Wertpapierhandelsgesetz: German Securities Trading Act). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and of the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally in accordance with the International Standard on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, August 9, 2007

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Stuttgart

(Prof. Dr. Pfitzer)	(Forst)

Wirtschaftsprüfer	Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main

(Frings)	(Menke)

Wirtschaftsprüfer	Wirtschaftsprüfer

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Deutsche Telekom First half of 2007  77

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures may or may not be comparable with similarly designated disclosures by other companies.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization, and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/ adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Deutsche Telekom First half of 2007  78

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year periods.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA, net profit/loss and other financial measures of the Group and the strategic business areas with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The reconciliation of individual consolidated income statement items to the relevant amounts adjusted for special factors is shown in the following table. In addition, the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS is also shown below. Reconciliations are presented for both the reporting period and the prior-year period.

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Reconciliation of the consolidated income statement

	H1 2007 millions of €	Special factors in H1 2007 millions of €	H1 2007 without special factors millions of €
Net revenue	31,028		31,028
Cost of sales	(17,210)	(192)[a]	(17,018)
Gross profit (loss)	13,818	(192)	14,010

Selling expenses	(8,012)	(59)[b]	(7,953)
General and administrative expenses	(2,228)	(12)[c]	(2,216)
Other operating income	888	209 [d]	679
Other operating expenses	(628)	(174)[e]	(454)
EBIT (profit (loss) from operations)	3,838	(228)	4,066

Profit (loss) from financial activities	(1,531)	(16)[f]	(1,515)
Profit (loss) before income taxes	2,307	(244)	2,551

Income taxes	(990)	168 [g]	(1,158)
Profit (loss) after income taxes	1,317	(76)	1,393

Profit (loss) attributable to minority interests	250	(6)	256
Net profit	1,067	(70)	1,137
EBIT (profit (loss) from operations)	3,838	(228)	4,066
Depreciation, amortization and impairment losses	(5,518)	—	(5,518)
EBITDA	9,356	(228)	9,584

EBITDA margin (%)	30.2		30.9

Personnel costs	(7,015)	(189)[h]	(6,826)
Personnel cost ratio (%)	22.6		22.0

Special factors in the first half of 2007.

a	Mainly expenses for staff-related measures, primarily in the Broadband/Fixed Network business area as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
b	Mainly expenses for staff-related and other restructuring measures as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants in the Broadband/Fixed Network business area.
c	Mainly expenses for staff-related and other restructuring measures in the Broadband/Fixed Network business area as well as offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
d	Income on the sale of T-Online France in the Broadband/Fixed Network business area.
e	Mainly costs from the sale of Vivento business units at Group Headquarters & Shared Services.
f	Expenses from interest added back to provisions in connection with early retirement arrangements for civil servants and from interest added back to provisions for partial retirement arrangements and income on the sale of the remaining shares in Sireo at Group Headquarters & Shared Services.
g	Tax effects from special factors on profit before income taxes.
h	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services. This primarily relates to payments in connection with voluntary redundancy payments and partial retirement arrangements as well as provisions for compensation payments in connection with the collective agreement on Telekom Service. These expenses are partially offset by income from the reversal of provisions in connection with early retirement arrangements for civil servants.

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Reconciliation of the consolidated income statement

	H1 2006[i] millions of €	Special factors in H1 2006 millions of €	H1 2006[i] without special factors millions of €	FY 2006 without special factors millions of €
Net revenue	29,972		29,972	61,347
Cost of sales	(15,878)	(92)[j]	(15,786)	(33,355)
Gross profit (loss)	14,094	(92)	14,186	27,992

Selling expenses	(7,788)	(19)[k]	(7,769)	(15,620)
General and administrative expenses	(2,178)	(23)[l]	(2,155)	(4,423)
Other operating income	606		606	1,237
Other operating expenses	(331)	(26)[m]	(305)	(743)
EBIT (profit (loss) from operations)	4,403	(160)	4,563	8,443

Profit (loss) from financial activities	(1,302)	196 [n]	(1,498)	(2,879)
Profit (loss) before income taxes	3,101	36	3,065	5,564

Income taxes	(777)	36 [o]	(813)	(1,289)
Profit (loss) after income taxes	2,324	72	2,252	4,275

Profit (loss) attributable to minority interests	216		216	425
Net profit	2,108	72	2,036	3,850
EBIT (profit (loss) from operations)	4,403	(160)	4,563	8,443
Depreciation, amortization and impairment losses	(5,234)	(10)[p]	(5,224)	(10,991)
EBITDA	9,637	(150)	9,787	19,434

EBITDA margin (%)	32.2		32.7	31.7

Personnel costs	(6,870)	(50)[q]	(6,820)	(13,690)
Personnel cost ratio (%)	22.9		22.8	22.3

i	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Special factors in the first half of 2006.

j	Mainly expenses incurred in prior periods as a result of recognizing customer acquisition costs in the income statement in the Broadband/ Fixed Network business area as well as staff-related and other restructuring expenses in the Business Customers business area. In addition, expenses for staff-related measures, primarily at Broadband/Fixed Network.
k	Mainly restructuring expenses in the Business Customers business area.
l	Expenses for staff-related measures in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services.
m	Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas and other restructuring expenses in the Business Customers business area, as well as expenses for staff-related measures at Group Headquarters & Shared Services.
n	Income from the prior sale of Celcom/Malaysia (Group Headquarters & Shared Services).
o	Tax effects from special factors on profit before income taxes.
p	Impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas.
q	Expenses for staff-related measures (voluntary redundancy and severance payments as well as partial retirement arrangements), mainly in the Broadband/Fixed Network and Business Customers business area and at Group Headquarters & Shared Services.

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Free cash flow in the Group.

Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment are included net in the definition of free cash flow, i.e., after deducting the proceeds from disposal of intangible assets (excluding goodwill) and of property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash payments for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Prior-year figures have been adjusted accordingly.

Reconciliation of the Group’s free cash flow

	Second quarter of 2007		First half of 2007
	Q2 2007 millions of €	Q2 2006 millions of €	H1 2007 millions of €	H1 2006 millions of €	FY 2006 millions of €
Cash generated from operations[a]	4,073	3,813	6,616	7,119	16,981
Interest received (paid)	(923)	(915)	(1,401)	(1,424)	(2,759)
Net cash from operating activities[a]	3,150	2,898	5,215	5,695	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,584)	(1,925)	(3,607)	(3,969)	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,566	973	1,608	1,726	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	185	145	542	436	567
Adjustment[b]	—	—	121	—	—
Free cash flow before dividend payments	1,751	1,118	2,271	2,162	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Deutsche Telekom First half of 2007  82

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	June 30, 2007 millions of €	Dec. 31, 2006 millions of €	June 30, 2006 millions of €
Bonds	35,013	36,288	38,587
Liabilities to banks	3,371	2,348	2,365
Liabilities to non-banks from promissory notes	669	680	635
Liabilities from derivatives	712	562	571
Lease liabilities	2,200	2,293	2,301
Liabilities arising from ABS transactions	1,148	1,139	1,213
Other financial liabilities	407	377	102
Gross debt	43,520	43,687	45,774
Cash and cash equivalents	2,146	2,765	5,667
Available-for-sale/held-for-trading financial assets	75	122	105
Derivatives	213	359	406
Other financial assets	729	886	777
Net debt	40,357	39,555	38,819

Deutsche Telekom First half of 2007  83

Investor Relations calendar.

Financial calendar

Dates[a]
August 9, 2007	Report on the first half of 2007, Deutsche Telekom
November 8, 2007	Report on the first three quarters of 2007, Deutsche Telekom
February 28, 2008	Press conference on the 2007 financial year and conference call
May 8, 2008	Report on the first quarter of 2008, Deutsche Telekom
May 15, 2008	Shareholders’ meeting of Deutsche Telekom AG, Cologne
August 7, 2008	Report on the first half of 2008, Deutsche Telekom
November 6, 2008	Report on the first three quarters of 2008, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www. telekom.com.

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Glossary.

Bandwidth.

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Blog.

Blog, short for web log, an online diary written on a computer and posted on the World Wide Web.

Call-by-call.

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for each individual call made.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Co-location room.

Co-location rooms are used for housing and operating technical equipment of telecommunications operators. A co-location room is a separate room within a switching center that can be used by Deutsche Telekom’s competitors.

Desktop services.

Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Downstream/download.

Data transmission from the Internet server to the user’s PC. The transmission of data in the opposite direction is referred to as upstream/upload.

DSL – Digital Subscriber Line.

Offered under the name of DSL in Deutsche Telekom’s service portfolio.

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

EDGE – Enhanced Data rates for GSM Evolution.

The EDGE technology allows the enhancement of traditional GSM/GPRS networks. EDGE supports the ECSD and EGPRS services. ECSD is an enhancement of the GSM data service HSCSD. EGPRS is an

Deutsche Telekom First half of 2007  85

enhancement of the packet-switched data service GPRS. Both enhancements support significantly higher transmission rates. Currently rates are usually between 150 and 200 kbit/s. Although this is clearly less than in UMTS networks, it is still many times the speed of ISDN and allows rapid data transmission using a mobile device almost anywhere. No new transmitters or antennas are necessary for EDGE. It can be provided by simply upgrading the existing infrastructure. This is of course easier and more cost-efficient to implement than building a completely new network.

GPRS – General Packet Radio Service.

Technology allowing higher data transmission rates in GSM networks.

GSM - Global System for Mobile Communications.

Pan-European digital mobile communications standard in the 900 MHz frequency range.

HotSpot.

HotSpot is the name of a public area where customers can access the Internet using wireless local area networks (WLAN).

HSDPA - High Speed Downlink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address.

Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online rate customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

IPTV – Internet Protocol Television.

A system where a digital television service is delivered using the Internet Protocol.

Deutsche Telekom First half of 2007  86

ISDN - Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP - Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

kbit – Kilobit.

Unit of data transmission speed.

1 024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit.

Unit of data transmission speed.

1 Mbit = 1 024 kbit.

Multimedia.

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

MVNO – Mobile Virtual Network Operator.

An MVNO appears to the customer to be a conventional mobile communications operator, the difference being, however, that an MVNO does not operate a network of its own. Instead, an MVNO simply purchases blocks of minutes and data transmission capacity from network operators and then bundles them as products for sale to consumers.

Optical fiber.

Channel for optical data transmission.

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contract obligations.

Preselection.

Preselection of a telephone company. A procedure where customers preselect a certain provider, known as a long-distance carrier.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Resale.

Resale of products to competitors (see also Wholesale).

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Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card - Subscriber Identification Module card.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Triple play.

Refers to the interaction between voice and data communication and interactive media. Triple-play products are marketed under the name Entertain as part of the portfolio of the Broadband/Fixed Network business area.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

Upstream/upload.

Data transmission from the user’s PC to an Internet server. The transmission of data in the opposite direction is referred to as downstream/download.

VDSL.

See DSL.

VoIP - Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN – Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

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Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Deutsche Telekom 1. Halbjahr 2007  89

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax      +49 (0) 228 181 9 40 04

This Group report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information please refer to:

www.t-mobile.net

www.t-systems.de

For further information on products of Deutsche Telekom

www.telekom.de

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax     +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2959

Phone +1 877 DT SHARE (toll-free)

Fax     +1 212 424 2977

E-mail: investor.relations@usa.telekom.de

This Group Report for the first half of 2007 is also available in German.

The German print version of this Group Report shall prevail.

This Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 144 – German

KNr. 642 100 143 – English

Printed on chlorine-free bleached paper using mineral oil-free inks.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 10, 2007